     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 29, 1999

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------

                               NETCREATIONS, INC.
             (Exact name of Registrant as specified in its charter)

                NEW YORK                                    7319                                   11-3300476
    (State or other jurisdiction of             (Primary Standard Industrial          (I.R.S. Employer Identification No.)
     incorporation or organization)             Classification Code Number)

                          379 WEST BROADWAY, SUITE 202
                            NEW YORK, NEW YORK 10012
              TELEPHONE: (212) 625-1370; FACSIMILE: (212) 625-1387
                         (Address and telephone number
                  of Registrant's principal executive offices)

                               GREENBERG TRAURIG
                         200 PARK AVENUE, 15(TH) FLOOR
                            NEW YORK, NEW YORK 10166
                            REFERENCE: NETCREATIONS
              TELEPHONE: (212) 801-9200; FACSIMILE: (212) 801-6400
           (Name, address and telephone number of agent for service)

                          COPIES OF COMMUNICATIONS TO:

        ANDREW J. COSENTINO, ESQ.                    RICHARD H. GILDEN, ESQ.
           ALAN N. SUTIN, ESQ.                        GREGG J. BERMAN, ESQ.
            MARIA ALLEN, ESQ.                      FULBRIGHT & JAWORSKI L.L.P.
            GREENBERG TRAURIG                            666 FIFTH AVENUE
             200 PARK AVENUE                         NEW YORK, NEW YORK 10103
         NEW YORK, NEW YORK 10166                   TELEPHONE: (212) 318-3000
        TELEPHONE: (212) 801-9304                   FACSIMILE: (212) 752-5958
        FACSIMILE: (212) 801-6400

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                                      PROPOSED
                                                                                      MAXIMUM
                           TITLE OF EACH CLASS OF                                AGGREGATE OFFERING            AMOUNT OF
                        SECURITIES TO BE REGISTERED                                   PRICE(1)              REGISTRATION FEE
Common Stock, par value $.01 per share......................................        $57,500,000                $15,985.00

(1) Estimated solely for purposes of determining the registration fee pursuant to Rule 457 under the Securities Act.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON THE DATE OR DATES AS MAY BE NECESSARY TO DELAY OUR EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON THE DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED        , 1999

PROSPECTUS

                                           SHARES

                                     [LOGO]

                               NETCREATIONS, INC.

                                  COMMON STOCK
                               ------------------

    This is our initial public offering, and we are offering             shares
of common stock. We anticipate that the initial public offering price will be
between     and     per share. We have applied to list the common stock on the
Nasdaq National Market under the symbol "NTCR."

                            ------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF FACTORS THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE COMMON STOCK BEING SOLD WITH THIS PROSPECTUS.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                              PER SHARE             TOTAL
Public Offering Price...................................................          $                   $
Underwriting Discount and Commissions...................................          $                   $
Proceeds to NetCreations................................................          $                   $

    In connection with this offering, the underwriters have reserved up to shares of common stock being sold by NetCreations for sale at the initial public offering price to directors, officers, employees and friends of NetCreations.

    The underwriters may purchase up to an additional       shares from
NetCreations at the public offering price, less underwriting discounts, solely to cover over-allotments.

                            FRIEDMAN BILLINGS RAMSEY

             THE UNDERSIGNED IS FACILITATING INTERNET DISTRIBUTION.

                                    FBR.COM

                                ---------------

                   THIS PROSPECTUS IS DATED            , 1999

[Inside Front Cover]

[Artwork to be filed by amendment]

[Front Gatefold]

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS.

    EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS: (1) REFLECTS
A    FOR 1 STOCK SPLIT OF OUR COMMON STOCK WHICH WILL BE COMPLETED PRIOR TO THE
COMMENCEMENT OF THIS OFFERING AND (2) ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED.

                                  OUR COMPANY

    We are a leading provider of comprehensive Internet-based opt-in email direct marketing solutions. Our opt-in email marketing system enables direct marketers to target promotional campaigns to consumers who have given us or our network partners permission to send them email messages in any of over 3,000 topical categories. To date, we have compiled over 3 million email addresses through our network of over 175 Web sites, including such well-known sites as CMPnet, NetZero and LinkExchange. Our technology allows real-time, online email address list selection and ordering by direct marketers as well as response-tracking.

    As of June 30, 1999, we have facilitated opt-in direct email campaigns for more than 1,500 direct marketing customers including companies such as Dell, Compaq, Ziff-Davis and J. Crew. Our customers also include list brokers and Web site owners. For the years ended December 31, 1996, 1997 and 1998, we generated net revenues of $476,000, $1.1 million and $3.4 million, respectively, and during those same periods a net loss of $9,000 in 1996 and net income of $260,000 and $606,000 in 1997 and 1998, respectively. For the six months ended June 30, 1999, when we delivered approximately 28 million email messages, we generated net revenues of $5.3 million and net income of $1.3 million, as compared with net revenues of $1.2 million and net income of $232,000 for the six months ended June 30, 1998. Our corporate web site is located at WWW.NETCREATIONS.COM, and we provide our services on our other web site, WWW.POSTMASTERDIRECT.COM.

                               INDUSTRY OVERVIEW

    The Direct Marketing Association, or DMA, estimates that approximately $221.5 billion will be spent on direct marketing in the United States in 2003. Direct marketing includes postal direct mail, credit card offers and other solicitations that encourage consumers to buy products or services.

    The emergence of the Internet as a global communication and commerce medium has led traditional and e-commerce businesses to direct increasing portions of their marketing budgets to the Internet. Forrester Research projects that worldwide Internet advertising expenditures are expected to reach $15.3 billion in 2003. Currently, the most popular form of Internet advertising is banner advertising. We believe that, while banners provide marketers with the ability to reach broad audiences and establish brand awareness, banners have proven less than effective as vehicles for generating consumer response. Forrester Research reports that response rates, or click-throughs, from banner advertising averaged approximately 0.7% as of March 1999.

    Businesses seek to maximize the impact of their advertising campaigns. Drawbacks to traditional direct mail include the high costs involved, the delay in response and the difficulty in tracking responses. Banner advertising is not cost-effective because of the relatively low click-through rate it generates. Finally, unsolicited email advertising is not desirable because of privacy concerns and potential damage to marketers' reputations.

                                  OUR SOLUTION

    Our opt-in email direct marketing solution offers three key advantages to businesses over postal direct marketing and banner advertising:

    - SPEED. Opt-in email campaigns can be sent out immediately and generate results in a shorter period of time than direct mail or banner advertising.

    - COST. Opt-in email marketing campaigns typically cost 50% to 70% less than postal direct mail campaigns.

    - RESPONSIVENESS. Opt-in email campaigns typically generate response rates from 5% to 15%, which greatly exceeds the typical banner advertising response rate of 0.7% and postal direct mail response rates of 2% to 3%.

                                  OUR STRATEGY

    Our goal is to become the leader in opt-in direct marketing on the Internet. The key elements of our strategy include:

    - MAINTAIN AND EXTEND MARKET LEADERSHIP IN OPT-IN EMAIL DIRECT MARKETING

    - ENRICH OUR DATABASE WITH OPT-IN TRANSACTION DATA

    - DEVELOP NEW INTERNET MARKETING PRODUCTS AND SERVICES

    - EXPAND OUR SALES CHANNELS

    - LEVERAGE OUR SCALEABLE TECHNOLOGY PLATFORM

                                  THE OFFERING

Common stock offered by NetCreations.........  shares

Common stock to be outstanding after the
  offering...................................  shares(1)

Use of proceeds..............................  To fund increases in sales, marketing, research and development expenditures and
                                               other costs of expanding our business, for
                                               working capital and other general corporate
                                               purposes, which may also include acquiring or
                                               investing in companies, technologies or
                                               expertise complementary to our business.

Proposed Nasdaq National Market symbol.......  NTCR

------------------------

(1) The number of shares to be outstanding after the offering excludes   shares
    of common stock reserved for issuance under our 1999 Stock Option Plan, of
    which     were subject to outstanding options as of the date of this
    prospectus, at an average exercise price of $    per share.

                             CORPORATE INFORMATION

    Our principal executive offices are located at 379 West Broadway, Suite 202, New York, New York 10012 and our telephone number is (212) 625-1370. Information on our Web sites does not constitute part of this prospectus.

    NETCREATIONS and POSTMASTER are registered trademarks of NetCreations, Inc. We have filed applications to register POSTMASTERDIRECT.COM, POSTMASTER DIRECT RESPONSE, and 100% OPT-IN. Other service marks, trademarks and tradenames referred to in this prospectus are the property of their respective owners.

                             SUMMARY FINANCIAL DATA

                                         PERIOD FROM                                                SIX MONTHS ENDED
                                         INCEPTION TO         YEAR ENDED DECEMBER 31,                   JUNE 30,
                                         DECEMBER 31,  --------------------------------------  --------------------------
                                             1995         1996         1997          1998          1998          1999
                                         ------------  ----------  ------------  ------------  ------------  ------------
STATEMENTS OF OPERATIONS DATA:
Net revenues...........................   $  101,652   $  476,190  $  1,100,781  $  3,446,539  $  1,186,198  $  5,272,594
Gross profit...........................       93,439      433,100       927,657     1,936,763       763,705     2,694,627
Income (loss) before income tax
  provision (benefit)..................       22,789       (1,562)      283,377       678,091       260,139     1,483,207
Net income (loss)......................   $   22,789   $   (8,996) $    260,349  $    605,863  $    232,439  $  1,325,207
                                         ------------  ----------  ------------  ------------  ------------  ------------
                                         ------------  ----------  ------------  ------------  ------------  ------------
Net income per share-basic and
  diluted..............................   $            $           $             $             $             $
                                         ------------  ----------  ------------  ------------  ------------  ------------
                                         ------------  ----------  ------------  ------------  ------------  ------------
Shares used in per share computation...

PRO FORMA DATA (1):
Historical income (loss) before income
  tax provision........................   $   22,789   $   (1,562) $    283,377  $    678,091  $    260,139  $  1,483,207
Pro forma income tax provision
  (benefit)............................        3,500       (1,000)      129,000       316,000       120,000       677,000
                                         ------------  ----------  ------------  ------------  ------------  ------------
Pro forma net income (loss)............   $   19,289   $     (562) $    154,377  $    362,091  $    140,139  $    806,207
                                         ------------  ----------  ------------  ------------  ------------  ------------
                                         ------------  ----------  ------------  ------------  ------------  ------------
Pro forma net income (loss) per
  share--basic & diluted...............   $            $           $             $             $             $
                                         ------------  ----------  ------------  ------------  ------------  ------------
                                         ------------  ----------  ------------  ------------  ------------  ------------
Shares used in per share computation...

                                                                                            JUNE 30, 1999
                                                                                     ----------------------------
                                                                                                    AS ADJUSTED
                                                                                        ACTUAL          (2)
                                                                                     ------------  --------------
BALANCE SHEET DATA:
Cash...............................................................................  $    521,086   $ 45,521,086
Working capital....................................................................       539,950     45,539,950
Total assets.......................................................................     2,586,165     47,586,165
Long-term debt (including current portion).........................................       169,710        169,710
Total stockholders' equity.........................................................       920,567     45,920,567

------------------------

(1) We have elected to be taxed as an S corporation for federal and state income tax purposes since our inception. Accordingly, no provision has been made for federal or certain state income taxes. Pro forma net income has been computed as if we had been fully subject to federal, state and city taxes.

(2) As adjusted to reflect the sale of       shares of common stock offered at
    an assumed initial public offering price of $   per share, and the
    application of the estimated net proceeds from this offering.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS WOULD LIKELY SUFFER. AS A RESULT, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF THE MONEY YOU PAID TO BUY OUR COMMON STOCK.

WE DEPEND ON CONTINUED GROWTH IN USE OF THE INTERNET FOR EMAIL DIRECT MARKETING AND E-COMMERCE.

    The business of email direct marketing and e-commerce is new and rapidly evolving. Our business would be adversely affected if Internet usage for the exchange of information and for commerce does not continue to grow rapidly. Internet usage may be inhibited for a number of reasons, such as:

    - inadequate network infrastructure;

    - security concerns;

    - inconsistent quality of service; and

    - lack of availability of cost-effective, high-speed service.

    Even if Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth or its performance and reliability may decline.

THE ACCEPTANCE AND EFFECTIVENESS OF INTERNET OPT-IN EMAIL DIRECT MARKETING IS RELATIVELY UNPROVEN.

    Our future success will depend on an increase in the use of the Internet as an opt-in marketing medium or for opt-in email generally. The opt-in email direct marketing industry is new and rapidly evolving. Consequently, current indications of its effectiveness compared to traditional postal direct marketing may not be supported as the industry matures. As a result, there generally is significant uncertainty about the demand and market acceptance for opt-in email marketing solutions or Internet advertising solutions. Many of our current or potential customers may have little or no experience using the Internet for direct marketing purposes. The adoption of Internet direct marketing, particularly by those entities that have historically relied upon traditional media and mailings for marketing, requires the acceptance of a new way of conducting business. These companies may find email direct marketing to be less effective for promoting their products and services as compared to traditional mass media and postal marketing. We cannot assure you that the market for email direct marketing will continue to emerge or will become sustainable. If the market for email marketing fails to develop or develops more slowly than we expect, then our business, financial condition and results of operations could be materially and adversely affected.

OUR BUSINESS DEPENDS ON THE INTERNET INFRASTRUCTURE AND WOULD BE HARMED BY INTERNET, SOFTWARE OR HARDWARE FAILURES OR SHORTCOMINGS.

    Many of the Internet service providers, online service providers and other Web site operators on whom we depend have experienced significant service slowdowns, malfunctions, outages and capacity limitations. We also depend upon the reliability, speed, data capacity, ease of use, accessibility and security of the Internet as well as its continued development and acceptance for commercial use generally. An individual's satisfactory Internet experience may also depend on the proper functioning and the continued development of equipment such as high speed modems and personal computers. Not all software and equipment protocols and standards are compatible. Users may experience difficulties due to computer-related, telecommunications, or other equipment, software, or system failures or shortcomings unrelated to our services. In addition, some of our systems' infrastructure is not yet supported by redundant servers. Any failure in our system that is not backed up by redundant servers could cause significant delays in our business operations. If we experience a temporary or permanent business interruption, whether due to casualty, an operating malfunction, a power outage or otherwise, we may have to reconfigure our software, hardware and Internet infrastructure to address our customers' needs and orders and our business, financial condition and results of operations would be materially adversely affected. We do not have any business interruption insurance, and our property insurance may not cover that type of loss.

OUR BUSINESS COULD BE NEGATIVELY AFFECTED BY YEAR 2000 ISSUES.

    It is uncertain what impact the Year 2000 issue will have on the Internet, but major disruption is possible. We rely on telecommunications carriers to transmit our Internet traffic over local and long distance networks. If their networks fail for an extended period of time due to the Year 2000 issue, we would not be able to operate and our business, financial condition and results of operations would be materially adversely affected.

    We are implementing a program to consider and address Year 2000 issues. We are assessing software that we license from third parties and software that we use internally. However, if compliance costs significantly exceed our estimate or if corrective actions by ourselves or third parties are ineffective or not completed in time, we may encounter Year 2000 problems with our internal software or the software that we license from third parties. The Year 2000 problem also may affect us by causing disruptions in the business operations of companies with which we do business, including our customers.

    We have funded our Year 2000 plan from cash balances and have not separately accounted for these costs in the past. To date, these costs have not been material. We will incur additional costs related to the Year 2000 compliance that could materially adversely affect our business, financial condition and results of operations.

    We have not yet fully developed a contingency plan to address situations that may result if we are unable to achieve Year 2000 readiness of our critical operations. The cost of developing and implementing such a plan may itself be significant.

WE HAVE A SHORT OPERATING HISTORY.

    We were incorporated in March 1995. We entered the opt-in email direct marketing business in February 1996. Accordingly, we have a relatively limited operating history upon which you can evaluate our business and prospects. Our historical data is of limited value in projecting future operating results. In addition, it is unlikely that the growth rates we have experienced are sustainable as the market for opt-in email marketing services matures and more competitors enter the field.

    We will encounter risks and difficulties frequently experienced by early-stage companies in new and rapidly evolving markets, including our ability to:

    - anticipate and adapt to our evolving market;

    - implement sales and marketing initiatives;

    - enhance our brands;

    - attract, retain and motivate qualified personnel;

    - respond to actions taken by our competitors;

    - effectively manage our growth by building a solid base of management, operations and technology; and

    - integrate acquired businesses, consumer panels, technologies and services.

    We may not successfully address any of these risks.

OUR QUARTERLY OPERATING RESULTS HAVE TENDED TO FLUCTUATE SEASONALLY.

    Our quarterly operating results over the last three years have followed seasonal patterns typical of the traditional postal direct marketing industry. To date, our revenues have tended to be highest in the fourth quarter of the year when direct marketers send out holiday promotions, and to be somewhat lower during the summer when direct marketing activity is reduced overall.

OUR FUTURE REVENUES ARE UNPREDICTABLE, AND OUR FINANCIAL RESULTS MAY FLUCTUATE.

    Our historical financial data is not reliable as a basis upon which to predict our future revenues or operating expenses for a number of reasons, including our limited operating history, the emerging nature of our industry category, and our growth strategy. Furthermore, there is no guarantee that the seasonal fluctuations that we have experienced in our operating results to date will continue as before as our business and the industry evolve and grow.

    Our financial results may fluctuate significantly because of several factors, many of which are beyond our control, such as the following:

    - Revenues in any quarter are substantially dependent on orders booked and delivered in that quarter;

    - List rental may fluctuate due to seasonal and cyclical marketing campaigns;

    - The market in which we compete is relatively new and rapidly evolving;

    - Our primary business is a relatively new form of direct marketing on the Internet. As a result, our service often has a lengthy initial customer sales cycle since we must educate potential customers on the use and benefits of our service;

    - The timing of large orders can significantly affect revenues within a quarter;

    - We expect to increase our expense levels in the near future in an attempt to grow our database and our market share more rapidly. As a result, any delay in generating or recognizing revenues could cause significant variations in our operating results from quarter to quarter and could result in operating losses;

    - The relatively new industry in which we are engaged has not been tested in a recessionary economic environment where budget constraints and contraction in income available for discretionary purchases could reduce the use of our services;

    - Competition is increasing in our industry, and we anticipate that this could result in changes in our sales or pricing policies or those of our competitors; and

    - General economic conditions and economic conditions specific to the Internet and the online direct marketing industry may vary.

THERE IS NO ASSURANCE THAT WE WILL CONTINUE TO BE PROFITABLE, AND WE MAY INCUR LOSSES IN THE FUTURE.

    We had net income of $605,863 ($362,091 pro forma) in 1998 and $260,349
($154,377 pro forma) in 1997. As of June 30, 1999, we had retained earnings of $919,567 and shareholder's equity of $920,567. We had net income of $1,325,207 ($806,207 pro forma) for the six months ended June 30, 1999, as compared with net income of $232,439 ($140,139 pro forma) for the six months ended June 30, 1998. We expect to increase our expenditures on sales and marketing, research and development, and general and administrative expenses in order to expand our business. If we acquire other businesses in connection with our planned expansion, we may have to write off goodwill and/or other intangibles associated with any such acquisition. Increased competition in our industry may also adversely affect our profitability as may other conditions which may be beyond our control. As a result, we may not be able to sustain our current levels of profitability and may incur losses in the future. In addition, many of our marketing customers are not profitable and may not have resources available in the future to rent our lists or pay for our services.

IF OUR MARKETING CUSTOMERS CEASE TO DO BUSINESS WITH US, WE MIGHT BE UNABLE TO REPLACE LOST REVENUES.

    We have long-term contracts with relatively few of our 1,500 marketing customers. There is no guarantee that any of our marketing customers will use our lists in any particular quarter or that they will continue to use our lists in the future. Substantially all of the contracts with our marketing customers can be terminated on short notice without penalty.

WE ARE DEPENDENT ON THIRD PARTIES TO GENERATE A SUFFICIENT NUMBER OF EMAIL ADDRESSES AND, IF THEY TERMINATE THEIR AGREEMENTS WITH US, OUR BUSINESS COULD BE SERIOUSLY HARMED.

    We depend on our network of Web sites to post signup forms on their sites and encourage visitors to their sites to sign up to receive commercial email messages from our direct marketing customers about topics of interest. Several high-traffic sites with which we signed partnership agreements in the past have not been successful in generating large numbers of opt-in email addresses for our database. Furthermore, the sites in the network:

    - are not within our control;

    - may incorporate into their Web sites the signup forms of other email marketing companies in addition to or in place of our signup form; and

    - are not obligated to continue to build lists for us.

    Several Web sites have left our network due to financial concerns, privacy concerns and philosophical differences over the validity of opt-in email marketing. We intend to increase the size of our database through partnership agreements with high-traffic Web sites, but there is no assurance that we will do so in timely fashion or at all. Our increasing expenditures to develop this channel could materially adversely affect our operating margins and our cash flow. If we fail to successfully implement this strategy, our business, financial condition and results of operations could be materially adversely affected.

THE INTERNET USERS WHO SIGN UP TO RECEIVE OUR MAILINGS CAN OPT OUT, OR REMOVE THEMSELVES FROM OUR LISTS, AT ANY TIME.

    We provide detailed instructions at the top of every email message we send out allowing Internet users to remove themselves from our lists. Because this is a new business model, we do not know how long the average Internet user will stay on our lists or how many mailings they will accept before opting out. Currently, the opt-out rate is less than one percent on any given mailing. However, as more and more marketers use our lists and send out offers, the number of mailings sent to names on our lists also increases and the number of those opting out may increase as well. If the rate of list removal requests were to increase substantially, our fees for the use of our lists could decrease and our business, financial condition, and results of operations could be materially adversely affected.

OUR BUSINESS COULD BE SERIOUSLY AFFECTED BY THE PRIVACY CONCERNS OF INTERNET USERS.

    Our opt-in email direct marketing service collects consumer preference and profile information each time an Internet user visits a participating Web site and volunteers information in response to survey questions. Privacy concerns may cause users to resist signing up for our lists and providing the personal data necessary to support the growth and expansion of our database. More importantly, even the perception of privacy concerns, whether or not valid, may indirectly inhibit market acceptance of our service.

WE DEPEND ON THE CONTINUED GROWTH AND RETENTION OF OUR MARKETING CUSTOMERS.

    Our success is dependent on the continued growth of our marketing customer base and the retention of our marketing customers. We currently depend on a limited number of marketing customers for a large part of our revenues. Our ability to attract new marketing customers will depend on a variety of factors, including the responsiveness, scalability, reliability and cost-effectiveness of our email marketing services and our ability to effectively market these services. Many of our current marketing customers initially use a small number of our lists for testing purposes. If such a test mailing is successful, the customer may repeat his mailing to a much larger universe of lists and continue to use our lists in the future. If we fail to generate repeat and expanded business from our current and future customers, our business, financial condition and results of operations would be seriously harmed.

WE RELY ON RESELLERS AND INTEND TO INCREASE OUR RELIANCE ON RESELLERS.

    We intend to increase the proportion of our marketing customers obtained through our reseller channels, which include list brokers, interactive advertising agencies, Web design firms and Web sites that attract small business owners. Our failure to do so could materially adversely affect our business, financial condition and results of operations. Because we give resellers discounts, any sales through resellers will have lower gross margins than direct sales. To the extent we increase the proportion of sales through resellers, our net revenues and gross profits could decrease. Our agreements with such resellers are generally not exclusive and, in many cases, may be terminated by either party without cause. These resellers do not have minimum purchase or resale requirements. Many of these resellers market email lists that are competitive with our email lists. These resellers may not give a high priority to the marketing of our lists or may not continue to carry our lists. They may give a higher priority to other lists, including their own lists or the lists of our competitors. We may not retain any of our current resellers or successfully recruit new resellers.

THE PLANNED EXPANSION OF OUR BUSINESS WILL STRAIN OUR MANAGEMENT SYSTEMS AND OTHER RESOURCES.

    We have already experienced significant expansion of our operations that has placed a significant strain upon our management systems and resources. The pursuit of our business strategy will continue to place a significant strain upon our managerial, operational and financial resources. We will need to improve our financial and management controls, reporting systems and procedures. We will also have to continue to expand, train and manage our work force for marketing, sales and technical support, product development, and infrastructure management, and manage multiple relationships with customers and other third parties. We also plan to expand the geographic scope of our customer base and operations. We will need to continually expand and upgrade our technology infrastructure and systems and ensure continued high levels of service, speedy operation, and reliability. To achieve our objectives, we may acquire technologies or products or enter into strategic alliances or acquisitions, although we have no plans or agreements to do so at the present time. Our failure to manage these tasks effectively could seriously harm our business, financial condition and results of operations. Our senior management is not experienced in managing the kind of rapid growth that we currently envision. In addition, two members of our management team have joined us in June 1999.

WE FACE INTENSE COMPETITION.

    The market for our service is intensely competitive, evolving and subject to rapid technological change. We expect the intensity of competition to increase in the future. We believe that we must rapidly expand our business and market share. If we fail to do so, competitors may copy our business strategy or take other steps to prevent us from achieving our goals. Competitors vary in size and in the scope and breadth of the services offered. Our competitors include postal direct marketing companies; Internet direct marketing companies; email list owners that manage their own email lists in-house, and incentive marketers. In addition, because there are relatively low barriers to entry in the email marketing business, we expect additional competition from other established and emerging companies as the email marketing business continues to develop and expand. We expect to face competition from companies entering the field as email list owners, managers and brokers. Companies that operate banner advertising networks have entered the email marketing business through acquisitions of competing email marketing companies. Some of those companies are public companies and, consequently, have financial resources and access to capital and other resources substantially greater than our own.

    Many of our competitors have longer operating histories; significantly greater financial, technical, marketing and other resources; significantly greater name recognition, and a larger installed base of customers than we have. In addition, many of our competitors have well-established relationships with current and potential customers of ours, have extensive knowledge of our industry and are capable of offering a single-vendor solution. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their services than we can. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their services to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of industry consolidations.

OUR MARKET IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE.

    The life cycle of our service is difficult to predict because the market for our service is characterized by:

    - rapidly changing technology;

    - evolving industry standards;

    - introductions and enhancements of competitive products and services; and

    - changing customer demands.

    Accordingly, our future success depends on our ability to:

    - adapt to rapidly changing technologies;

    - adapt our services to evolving industry standards; and

    - improve the performance, features and reliability of our service and product offerings in response to competitive product and service offerings and evolving demands of the marketplace.

    We cannot assure you that we will succeed in addressing these issues. Our efforts to upgrade our software or introduce new software may not be completed in a timely fashion or at all and may result in errors which could seriously harm us. In addition, the widespread adoption of new Internet networking technologies or other technological changes could require us to expend substantial amounts of capital to change our services or infrastructure. Moreover, these changes may involve new technologies which may not be measurable by our current methods.

WE PLAN TO EXPAND OUR OPERATIONS OVERSEAS AND, THEREFORE, OUR BUSINESS WILL BE SUSCEPTIBLE TO NUMEROUS RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.

    We cannot assure you that we will be successful in marketing our products and services to clients in markets outside the United States. In addition, our international operations will be subject to a number of inherent risks, including:

    - the impact of recessions in economies outside the United States;

    - changes in regulatory requirements;

    - reduced protection for intellectual property rights in some countries;

    - potentially adverse tax consequences;

    - economic and political instability; and

    - fluctuations in currency exchange rates.

    These risks may have a materially adverse effect on our business, financial condition or results of operations.

WE ARE HIGHLY DEPENDENT UPON KEY PERSONNEL.

    Our future success depends on the continued service of our senior management, sales, marketing, customer service, administrative, and technology personnel. Both our management team and our work force are currently small. The loss of the services of one or more of our key personnel could seriously harm our business, financial condition and results of operations. As of June 30, 1999, we only had 19 employees. Rosalind Resnick, our Chief Executive Officer, President and Chairman of our board of directors, and Ryan Scott Druckenmiller, our Chief Technology Officer and a member of our board of directors, founded us and are essential to the continued viability of the business. We do not have key man life insurance on either Ms. Resnick or Mr. Druckenmiller. In addition, we are likely to need to recruit additional senior management personnel as our business grows, particularly in the international arena. Our future success also depends on our continuing ability to attract, hire, train and retain other highly skilled managerial, technical, sales, marketing and customer service personnel in order to accommodate the growth of our business. Competition for such personnel is intense, and we may fail to retain our key employees, or attract, assimilate or retain other highly qualified personnel in the future. The loss of the services of one or more of our key personnel or our failure to attract, assimilate and retain other highly qualified personnel in the future would materially adversely affect our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO SUCCESSFULLY PROTECT OUR INTELLECTUAL PROPERTY.

    Although we are a marketing company, we also depend heavily on technology to operate our business. Our success depends on protecting our intellectual property, which is one of our most important assets. If we do not adequately protect our intellectual property, our business, financial condition and results of operations will be materially adversely affected.

    We seek to avoid disclosure of our trade secrets, including, but not limited to, requiring our staff and those persons with access to our proprietary information to execute confidentiality and non-compete agreements with us and restricting access to our source code. We seek to protect our software, documentation and other written materials under trade secret and other intellectual property laws, which afford only limited protection.

    Although we have one pending U.S. patent application, it is possible that no patent will issue from that application. Also, if any patent is issued to us, it may not provide us with any competitive advantages. It is also possible that we may not develop future proprietary services or technologies that are patentable and that the patents of others may seriously limit our ability to do business. In this regard, we have not performed any comprehensive analysis of patents of others that may limit our ability to do business.

    Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our service or to obtain and use information that we regard as proprietary. While we are unable to determine the extent to which piracy of our technology exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, duplicate our technology or design around patents issued to us or our other intellectual property.

    There has been a substantial amount of litigation in the software industry regarding intellectual property rights. It is possible that, in the future, third parties may claim that our current or potential future technologies infringe upon their intellectual property. We expect that software developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of management resources, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could seriously harm our business, financial condition and results of operations.

INCREASING GOVERNMENT REGULATION COULD LIMIT THE MARKET FOR OUR SERVICE, WHICH COULD SERIOUSLY HARM OUR BUSINESS.

    As Internet marketing and commerce evolves, we expect that federal, state or foreign governments will increasingly adopt laws and regulations which could hinder the acceptance of the Internet as a communications and commercial medium or otherwise harm our business. We expect that laws or regulations will be enacted in various jurisdictions covering issues such as:

    - the transmission of unsolicited email marketing messages;

    - user privacy;

    - content of email messages;

    - quality of products and services; and

    - the solicitation, collection, processing and distribution of personal/customer information,

which could adversely affect our business. Laws and regulations regulating the transmission of unsolicited email marketing messages are being considered by many jurisdictions. Legislation of that type has recently been adopted by the States of California, Virginia and Washington, and similar legislation is pending in the State of New York and in Congress. The Telecommunications Act of 1996 prohibits some types of information and content from being transmitted over the Internet. The prohibition's scope and the liability associated with a Telecommunications Act violation are currently unsettled. In addition, although substantial portions of the Communications Decency Act were held to be unconstitutional, we cannot be certain that similar legislation will not be enacted and upheld in the future. The European Union adopted a Directive on Privacy, effective on October 24, 1998, which establishes minimum standards for the collection and use of personal identifying information in the European Union and prohibits the transfer of this information to countries whose privacy standards are deemed inadequate.

ROSALIND RESNICK AND RYAN SCOTT DRUCKENMILLER CONTROL US, AND THEIR INTERESTS MAY CONFLICT WITH YOUR INTERESTS.

    We anticipate that after we complete this offering, Rosalind Resnick will
beneficially own approximately       % of our common stock, and Ryan Scott
Druckenmiller will beneficially own approximately       % of our common stock.
In addition to being our founders, as well as executive officers and members of our board of directors, Ms. Resnick and Mr. Druckenmiller have chosen to be partners in life. Ms. Resnick and Mr. Druckenmiller will be able to exercise control over all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company.

WE FACE UNCERTAINTY OF ADDITIONAL FINANCING FOR OUR CAPITAL NEEDS.

    We currently anticipate that the net proceeds from this offering, together with our funds from operations, will be sufficient to meet our anticipated need for working capital, capital expenditures and business expansion for at least the next twelve months. If we are unable to increase our revenues as anticipated, we will need to raise additional funds. We may need more money sooner if we:

    - decide to expand faster than planned;

    - develop new or enhanced services or products ahead of schedule;

    - need to respond to competitive pressures; or

    - need to acquire complementary products, businesses or technologies.

    We currently do not have any commitments for additional financing. We cannot be certain that additional financing will be available when and to the extent required or that, if available, it will be on acceptable terms. If adequate funds are not available on acceptable terms, we may not be able to fund our expansion, develop or enhance our products or services or respond to competitive pressures.

WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS.

    Errors, omissions or defects in or other performance problems with our service could result in financial or other damages to our marketing customers because our marketing customers use our service for time-critical communications with their prospective customers. Our marketing customers could seek damages for losses from us. Our license agreements typically contain provisions designed to limit our exposure to such claims, but the protection afforded by such provisions is dependent upon the solvency of the parties to our licensing agreements and existing or future laws or unfavorable judicial decisions could negate such limitation of liability provisions. We have not experienced any liability claims to date. However, a liability claim brought against us, even if not successful, would likely be time-consuming and costly. A liability claim could materially adversely affect our business, financial condition and results of operations.

WE MAY BE SUBJECT TO CLAIMS DUE TO THE ACTIVITIES OF OUR CUSTOMERS.

    We cannot predict whether our role in facilitating our customers' promotion of products and services would expose us to liability. If that should occur, we could be required to expend significant management and financial resources to address any such claim or to pay any fines or penalties which might result or we could be required to alter or discontinue certain methods of doing business or take other steps which could be materially adverse to our business, financial condition, or results of operations. Our current insurance may not provide adequate coverage against claims which could have an adverse effect on our business.

THE FUTURE SALE OF SHARES OF OUR COMMON STOCK MAY NEGATIVELY AFFECT OUR STOCK PRICE.

    The         shares of common stock that we are offering will be freely tradable without restriction except for any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act. In addition, if the underwriters exercise their over-allotment option in part or in full, up to additional shares will be issued and freely tradable, except for shares
purchased by our "affiliates."             of our outstanding shares of common
stock are "restricted securities" as defined in Rule 144. Those shares may only be resold if there is an effective registration statement under the Securities Act covering those shares or an exemption from registration under Rule 144 or otherwise is available. The holders of all currently outstanding have agreed that they will not sell any shares without the prior consent of the representative of the underwriters for a period of 180 days from the effective date of this prospectus.

    The market price of our common stock could decline as a result of sales by our existing shareholders and optionholders of a large number of shares of our common stock in the market after this offering or because of the perception that such sales could occur. We intend to register all shares of our common stock reserved for issuance under our stock option plan. Shares covered by such registration will be eligible for resale in the public market, subject to Rule 144 limitations applicable to "affiliates" and to the lock-up agreements described above. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

YOU WILL SUFFER DILUTION IN THE VALUE OF YOUR SHARES.

    Investors purchasing shares in this offering will incur immediate and substantial dilution in net tangible book value per share. To the extent outstanding options to purchase common stock are exercised, there will be further dilution.

THE LIQUIDITY OF OUR STOCK IS UNCERTAIN, SINCE IT HAS NEVER BEEN PUBLICLY
TRADED.

    Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market or how liquid that market might become.

THE MARKET PRICE OF OUR STOCK MAY BE ADVERSELY AFFECTED BY MARKET VOLATILITY.

    The stock market has experienced extreme price and volume fluctuations, particularly with respect to Internet-related stocks. The trading price of our common stock could be subject to wide fluctuations in response to a various factors, such as the following:

    - fluctuations in our quarterly or annual results of operations;

    - changes in published earnings estimates by analysts and whether our earnings meet or exceed such estimates;

    - announcement of significant developments, such as the gain or loss of contracts or relationships or innovations or product introductions by us or our competitors;

    - additions or departures of key personnel;

    - changes in the rating or price targets of investment research analysts;
      and

    - changes in overall stock market conditions, including the stock prices of other Internet companies.

    In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were subject to securities class action litigation, it could result in substantial costs and a diversion of our management's attention and resources.

OUR OFFERING PRICE DOES NOT NECESSARILY RELATE TO ANY ESTABLISHED CRITERIA OF VALUE, AND SO OUR STOCK MAY TRADE AT MARKET PRICES BELOW THE OFFERING PRICE.

    The initial public offering price for the shares will be determined by negotiations among us and the representative of the underwriters. This initial price may not be indicative of prices that will prevail in the trading market.

WE DO NOT PLAN TO PAY CASH DIVIDENDS EVEN THOUGH WE MADE DISTRIBUTIONS TO OUR SHAREHOLDERS WHEN WE WERE A PRIVATE COMPANY.

    From the date of commencement of our business, we have elected to be taxed as an S corporation under U.S. federal and state laws. In connection with that election, we typically have made large distributions of income to our shareholders each year, who were subject to all federal and substantially all state taxes levied in respect of our earnings. Our shareholders paid taxes at their personal tax rates on that income and we did not pay federal corporate income taxes on that income. Upon consummation of this offering, we will cease to be an S corporation and we will be taxed as a C corporation. As a result, we, rather than our shareholders, will be taxed on income that we earn after the date on which we cease to be an S corporation. We do not currently intend to pay any cash dividends from or after that date.

EFFECTS OF CERTAIN ANTI-TAKEOVER PROVISIONS.

    Certain provisions of our certificate of incorporation, by-laws and New York law could, together or separately:

    - discourage potential acquisition proposals;

    - delay or prevent a change in control; and

    - limit the price that certain investors might be willing to pay in the future for shares of our common stock.

    In particular, after adoption of our proposed restated certificate of incorporation, the Board of Directors may issue up to 5,000,000 shares of preferred stock with rights and privileges that might be senior to our common stock, without the consent of the holders of common stock.

             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

    Some of the information in this prospectus contains forward-looking statements within the meaning of the federal securities laws. These statements are not historical facts, but rather are based on our current expectations, assumptions, estimates and projections about us and our industry, and certain beliefs and assumptions. Words including "may," "could," "would," "will," "anticipates," "expects," "intends," "plans," "projects," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties are described in "Risk Factors" and elsewhere in this prospectus. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus. We are not obligated to update or revise these forward-looking statements to reflect new events or circumstances after the date of this prospectus.

                      TERMINATION OF S CORPORATION STATUS

    At our founding, we elected to be taxed as an S corporation. An S corporation is exempt from federal and certain state and local taxes with the owners being taxed instead of the business entity. As a result, our shareholders during this period, Ms. Resnick and Mr. Druckenmiller, were subject to all federal and certain state taxes levied on our earnings.

    Immediately prior to the effective date of this offering, we will terminate the S corporation election. Adjustments were necessary to reflect income tax expense in our pro forma statements of operations to show the tax expense that would have been recorded had we been taxed as a C corporation.

    We agreed with Ms. Resnick and Mr. Druckenmiller that, if any adjustment is made to our taxable income for any period through the date on which the S corporation election is terminated that increases their tax liability, we will reimburse them to the extent our tax liability is decreased. If an adjustment during that period increases our tax liability, they will reimburse us to the extent their tax liability is decreased. These reimbursements to Ms. Resnick and Mr. Druckenmiller must also compensate them for any taxes due as a result of our reimbursement to them.

    In connection with the termination of our S corporation status, we intend to declare a distribution (the "S Corporation Distribution") to our shareholders of record as of such date. Such distribution will represent an amount equal to the expected tax liability of each shareholder based on his or her share of our taxable income. The actual amount of the S Corporation Distribution will be adjusted to include our taxable income for the year through the day preceding the date on which S corporation status is terminated, less distributions made to the shareholders during that period. We expect that the distribution will be funded from our cash flow from operations.

                                USE OF PROCEEDS

    We estimate that the net proceeds from the sale of the shares of common stock in this offering will be approximately $45,000,000. If the underwriters fully exercise the over-allotment option, the net proceeds of the shares sold by NetCreations will be approximately $51,975,000. "Net proceeds" is what NetCreations expects to receive after paying the underwriting discount and other expenses related to the offering. For the purpose of estimating net proceeds, NetCreations is assuming that the public offering price will be $ per share.

    We intend to use the net proceeds to:

       - expand the sales and marketing functions of our business;

       - continue to upgrade our hardware to support the rapid growth of our business, including co-locating our servers and increasing the redundancy of our networks and database storage systems;

       - pursue continued research and development of our systems to improve the services we provide to our list owners and marketers as well to ensure the quality of the delivery of messages to our subscribers; and

       - fund general corporate purposes, including working capital.

    To achieve our expansion and growth plans, we may also use a portion of the net proceeds to acquire or invest in companies, technologies or expertise complementary to our business. From time to time, we evaluate potential acquisitions of companies, technologies and expertise. We have no agreements for acquisitions or investments of that nature at this time.

    The timing and amount of NetCreations' actual expenditures will be based on many factors, including changes in technology, the availability of human resources and cash flow from operations. The proposed use of the net proceeds of the offering represents our management's best estimate of the expected utilization of funds to finance our activities in accordance with our management's current objectives and market conditions. Our management and board of directors may actually allocate the funds in significantly different proportions depending upon their assessment of our needs at that time.

    Until NetCreations uses the net proceeds of the offering, NetCreations will invest the funds in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

    We have made distributions to our shareholders during the time we were deemed an S corporation. Immediately prior to the closing of this offering, we will change our status to a C corporation. We anticipate that we will retain earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent on the financial condition, operating results, capital requirements and other factors that our board deems relevant.

                                 CAPITALIZATION

    The following table should be read in conjunction with our financial statements and the notes included elsewhere in this prospectus. The following table shows the capitalization of NetCreations as of June 30, 1999. Our capitalization is presented on an actual basis and on an as adjusted basis to
reflect the sale of      shares of common stock at an assumed initial public
offering price of $ per share and the use of the net proceeds as described under "Use of Proceeds."

    The number of issued and outstanding shares in the following table excludes shares of common stock reserved for issuance under our stock option plan of
which      shares were subject to outstanding options as of the date of this
prospectus at a weighted average exercise price of $     per share.

                                                                                              JUNE 30, 1999
                                                                                       ---------------------------
                                                                                          ACTUAL      AS ADJUSTED
                                                                                       ------------  -------------
    Short-term debt, including current portion of long-term debt.....................  $     93,419  $      93,419
                                                                                       ------------  -------------
                                                                                       ------------  -------------
    Long-term debt, less current portion.............................................  $    101,291  $     101,291
                                                                                       ------------  -------------
    Stockholders' equity:
      Preferred Stock, no par value; no shares authorized, issued or outstanding, actual; 5,000,000 authorized, no shares issued and outstanding, as
        adjusted.....................................................................            --             --
      Common Stock; $.01 par value; 2,000 shares authorized, 100 shares issued and
        outstanding, actual;    shares authorized,    shares issued and outstanding,
        as adjusted..................................................................             1              1
      Additional paid-in capital.....................................................           999     45,000,999
      Retained earnings..............................................................       919,567        919,567
                                                                                       ------------  -------------
        Total stockholders' equity...................................................       920,567     45,920,567
                                                                                       ------------  -------------
          Total capitalization.......................................................  $  1,021,858  $  46,021,858
                                                                                       ------------  -------------
                                                                                       ------------  -------------

                                    DILUTION

    Purchasers of the common stock in this offering will experience immediate and substantial dilution in the pro forma net tangible book value of the common stock from the initial public offering price. NetCreations' net tangible book value on June 30, 1999 was approximately $807,904, or $. per share. "Net tangible book value" is total assets minus the sum of liabilities and intangible assets. "Net tangible book value per share" is net tangible book value divided by the total number of shares outstanding before the offering, after giving
effect to the       -to-  stock split.

    After giving effect to adjustments relating to the offering, NetCreations'
pro forma net tangible book value on         ,       , would have been
$          or $    per share. The adjustments made to determine pro forma net tangible book value per share are the following:

    - An increase in total assets to reflect the net proceeds of the offering as described under "Use of Proceeds," assuming that the public offering price will be $ per share.

    - The addition of the number of shares offered by this prospectus to the number of shares outstanding.

    The following table illustrates the pro forma increase in net tangible book
value of $    per share and the dilution (the difference between the offering price per share and net tangible book value per share) to new investors:

Assumed public offering price per share.................             $
Net tangible book value per share as of June 30, 1999...  $
Increase in net tangible book value per share
  attributable to this offering.........................
                                                          ---------
Pro forma net tangible book value per share as of
        ,       after giving effect to this offering....
                                                                     ---------
Dilution per share to new investors.....................             $
                                                                     ---------
                                                                     ---------

    The following table shows the difference between existing stockholders and new investors with respect to the number of shares purchased from NetCreations, the total consideration paid and the average price paid per share. The table
assumes that the public offering price will be $   per share.

                                                   SHARES PURCHASED              TOTAL CONSIDERATION         AVERAGE
                                            ------------------------------  -----------------------------     PRICE
                                                 NUMBER          PERCENT          AMOUNT         PERCENT    PER SHARE
                                            -----------------  -----------  ------------------  ---------  -----------
Existing stockholders.....................                               %  $            1,000%             $
New investors.............................
                                            -----------------  -----------  ------------------  ---------  -----------
  Total...................................                          100.0%  $                       100.0%
                                            -----------------  -----------  ------------------  ---------  -----------
                                            -----------------  -----------  ------------------  ---------  -----------

                            SELECTED FINANCIAL DATA

    This section presents selected historical financial data of NetCreations. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and you should read carefully the financial statements included in this prospectus, including the notes to the financial statements. The selected data in this section is not intended to replace the financial statements.

    NetCreations derived the statement of operations data for the years ended December 31, 1996, 1997 and 1998, and balance sheet data as of December 31, 1997 and 1998 from the audited financial statements in this prospectus. Those financial statements were audited by Grant Thornton LLP, independent certified public accountants. NetCreations derived the balance sheet data as of December 31, 1996 from audited financial statements that are not included in this prospectus. NetCreations derived the statement of operations data for the period from NetCreations' inception to December 31, 1995 and the balance sheet data as of December 31, 1995 from unaudited financial statements prepared by management. In the opinion of management, such information has been prepared on the same basis as the audited financial statements included elsewhere in this prospectus. NetCreations derived the statement of operations data for the six months ended June 30, 1998 and 1999 and balance sheet data as of June 30, 1999 from the unaudited financial statements included in this prospectus. NetCreations' management believes that the unaudited historical financial statements contain all adjustments needed to present fairly the information included in those statements, and that the adjustments made consist only of normal recurring adjustments. Historical results are not necessarily indicative of the results to be expected in the future. The results of operations for the six months ended June 30, 1999 are not necessarily indicative of the results to be expected for the entire year.

                                   PERIOD FROM                                            SIX MONTHS ENDED
                                   INCEPTION TO        YEAR ENDED DECEMBER 31,                JUNE 30,
                                   DECEMBER 31,  -----------------------------------  ------------------------
                                       1995        1996        1997         1998         1998         1999
                                   ------------  ---------  -----------  -----------  -----------  -----------
STATEMENTS OF OPERATIONS DATA:
Net revenues.....................   $  101,652   $ 476,190  $ 1,100,781  $ 3,446,539  $ 1,186,198  $ 5,272,594
Cost of revenues.................        8,213      43,090      173,124    1,509,776      422,493    2,577,967
                                   ------------  ---------  -----------  -----------  -----------  -----------
Gross profit.....................       93,439     433,100      927,657    1,936,763      763,705    2,694,627
                                   ------------  ---------  -----------  -----------  -----------  -----------
Operating expenses:
  Selling and marketing..........       29,482     195,451      289,904      492,004      202,292      601,960
  Technology, support and
    development..................       28,275     177,923      193,554      373,746      137,930      191,805
  General and administrative.....       12,893      60,734      151,307      369,508      153,861      372,504
  Depreciation and
    amortization.................                      554        9,515       23,414        9,483       45,151
                                   ------------  ---------  -----------  -----------  -----------  -----------
Total operating expenses.........       70,650     434,662      644,280    1,258,672      503,566    1,211,420
                                   ------------  ---------  -----------  -----------  -----------  -----------
Income (loss) before income tax
  provision......................       22,789      (1,562)     283,377      678,091      260,139    1,483,207
Income tax provision (benefit)...           --       7,434       23,028       72,228       27,700      158,000
                                   ------------  ---------  -----------  -----------  -----------  -----------
Net income (loss)................   $   22,789   $  (8,996) $   260,349  $   605,863  $   232,439  $ 1,325,207
                                   ------------  ---------  -----------  -----------  -----------  -----------
                                   ------------  ---------  -----------  -----------  -----------  -----------
Net income (loss) per share-basic
  and diluted....................   $            $          $            $            $            $
                                   ------------  ---------  -----------  -----------  -----------  -----------
                                   ------------  ---------  -----------  -----------  -----------  -----------
Shares used in per share
  computation....................

PRO FORMA DATA: (1)
Historical income (loss) before
  income tax provision...........   $   22,789   $  (1,562) $   283,377  $   678,091  $   260,139  $ 1,483,207
Pro forma income tax provision
  (benefit)......................        3,500      (1,000)     129,000      316,000      120,000      677,000
                                   ------------  ---------  -----------  -----------  -----------  -----------
Pro forma net income (loss)......   $   19,289   $    (562) $   154,377  $   362,091  $   140,139  $   806,207
                                   ------------  ---------  -----------  -----------  -----------  -----------
                                   ------------  ---------  -----------  -----------  -----------  -----------
Pro forma basic and diluted net
  income (loss) per share........   $            $          $            $            $            $
                                   ------------  ---------  -----------  -----------  -----------  -----------
                                   ------------  ---------  -----------  -----------  -----------  -----------
Shares used in per share
  computation....................

                                                                            DECEMBER 31,
                                                                   -------------------------------   JUNE 30,
                                                                     1996       1997       1998        1999
                                                                   ---------  ---------  ---------  -----------
BALANCE SHEET DATA:
Cash.............................................................  $  32,981  $  54,002  $  96,855  $   521,086
Working capital (deficiency).....................................    (16,593)    68,698    339,981      539,950
Total assets.....................................................     59,372    233,489    943,804    2,586,165
Long-term debt (including current portion).......................         --         --     44,511      169,710
Total stockholders' equity (deficiency)..........................     (5,459)   121,129    476,992      920,567

------------------------

(1) We have elected to be taxed as an S corporation for federal and state income tax purposes, since our inception. Accordingly, no provision has been made for federal and certain state income taxes. Pro forma net income has been computed as if the Company had been fully subject to federal, state and city income taxes.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    YOU SHOULD READ THIS DISCUSSION TOGETHER WITH THE FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We are a leading provider of comprehensive Internet-based opt-in email direct marketing solutions. Our opt-in email marketing system enables direct marketers to target promotional campaigns to consumers who have given us or our network partners permission to send them promotional email messages in any of over 3,000 topical categories. To date, we have compiled over 3 million email addresses through our network of over 175 Web sites including such well-known sites as CMPnet, NetZero and LinkExchange. Our technology allows real-time, online email address list selection and ordering by direct marketers, as well as response-tracking.

    We generate substantially all of our revenues by providing Internet opt-in email direct marketing services to our advertising customers. We charge direct marketers for each use of an opt-in email address that we own or manage. Revenue is recognized when email messages are transmitted to the selected addresses. Our revenues are net of volume discounts and broker discounts.

    Cost of revenues consists primarily of fees incurred, typically 50% of the gross revenues less volume discounts, to participating list owners on each mailing. We do not incur these fees when customers select names from our own list. As of June 30, 1999, we owned approximately 7.2% of the total names in our database. We expect, however, that the proportion of the names that we own in our database will continue to decrease over time.

    For the year ended December 31, 1998, we had net revenues of $3,446,539 and net income of $605,863. For the first six months of 1999, we had net revenues of $5,272,594 and net income of $1,325,207. We intend to implement our business strategy by increasing expenditures on sales and marketing, new product offerings, technology, and infrastructure development. Those expenditures, as well as various factors beyond our control, including increased competition, may negatively impact our operating margins and our profitability in the future. Additionally, future profits are likely to be negatively impacted by the initial granting of stock options to employees under our 1999 Stock Option Plan.

RESULTS OF OPERATIONS

    The following table sets forth our statement of operations expressed as a percentage of total net revenues:

                                                        PERIOD FROM                                       SIX MONTHS ENDED
                                                       INCEPTION TO        YEAR ENDED DECEMBER 31,            JUNE 30,
                                                       DECEMBER 31,    -------------------------------  --------------------
                                                           1995          1996       1997       1998       1998       1999
                                                      ---------------  ---------  ---------  ---------  ---------  ---------
Net revenues........................................         100.0%        100.0%     100.0%     100.0%     100.0%     100.0%
Cost of revenues....................................           8.1           9.0       15.7       43.8       35.6       48.9
                                                             -----     ---------  ---------  ---------  ---------  ---------
    Gross profit....................................          91.9          91.0       84.3       56.2       64.4       51.1
Operating expenses
  Selling and marketing.............................          29.0          41.0       26.3       14.3       17.1       11.4
  Technology, support and development...............          27.8          37.4       17.6       10.8       11.6        3.6
  General and administrative........................          12.7          12.8       13.7       10.7       13.0        7.1
  Depreciation and amortization.....................           0.0           0.1        0.9        0.7        0.8        0.9
                                                             -----     ---------  ---------  ---------  ---------  ---------
    Total operating expenses........................          69.5          91.3       58.5       36.5       42.5       23.0
                                                             -----     ---------  ---------  ---------  ---------  ---------
Income (loss) before income tax provision...........          22.4          (0.3)      25.8       19.7       21.9       28.1
Income tax provision................................           3.4           1.6        2.1        2.1        2.3        3.0
                                                             -----     ---------  ---------  ---------  ---------  ---------
    Net income (loss)...............................          19.0%         (1.9)%      23.7%      17.6%      19.6%      25.1%
                                                              -----    ---------  ---------  ---------  ---------  ---------
                                                              -----    ---------  ---------  ---------  ---------  ---------

SIX MONTHS ENDED JUNE 30, 1998 COMPARED TO SIX MONTHS ENDED JUNE 30, 1999

    NET REVENUES. Net revenues increased 344.5% from $1,186,198 for the six months ended June 30, 1998 to $5,272,594 for the six months ended June 30, 1999. This increase was the result of continued growth in the number of messages delivered for our clients as well as the number of clients utilizing our opt-in database. The number of email addresses managed grew from approximately 1.4 million names at the end of June, 1998 to approximately 3.3 million names by the end of June, 1999, primarily a result of the addition of Web sites to our network.

    We recently terminated our list management and list brokerage agreement with YesMail.com. Use of our lists by YesMail.com as a list reseller accounted for approximately 7% of our net revenues in 1998 and approximately 18% of our net revenues for the first six months of 1999. Although we can give no assurance, we anticipate that substantially all of such net revenues will be replaced by selling our services, either directly or indirectly through other list brokers, to marketers represented by YesMail.com as well as other marketing customers. In addition, net revenues derived from YesMail.com as a list owner represented 3.3% and 1.6% in 1998 and the first six months of 1999, respectively.

    COST OF REVENUES. Cost of revenues increased 510.2% from $422,493, or 35.6% of revenues, for the six months ended June 30, 1998 to $2,577,967, or 48.9% of revenues, for the six months ended June 30, 1999. This increase was the result of a more rapid increase in names being added through the more than 175 Web sites in our network, to which we incur commission expenses, as compared to the increase in the Company's own subscriber list, on which we do not incur commissions.

    SELLING AND MARKETING. Selling and marketing expenses increased 197.6% from $202,292 for the six months ended June 30, 1998 to $601,960 for the six months ended June 30, 1999. Selling and marketing expenses consisted primarily of personnel costs and direct expenditures for advertising, promotional programs and other related activities. This increase was the result of our expansion of the business and is attributable to an increase in the number of employees. Additionally, advertising expenditures increased by $71,900, in connection with our efforts to enhance recognition of our company and the services we provide.

    TECHNOLOGY, SUPPORT AND DEVELOPMENT. Technology, support and development expenses increased 39.1% from $137,930 for the six months ended June 30, 1998 to $191,805 for the six months ended June 30, 1999. Technology, support and development expenses consisted primarily of personnel costs and expenditures for software and related supplies. This increase was the result of the hiring of three employees during the first half of 1999, in connection with our efforts to improve the efficiency of PostMasterDirect.com and expand its capabilities.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 142.1% from $153,861 for the six months ended June 30, 1998 to $372,504 for the six months ended June 30, 1999. General and administrative expenses consisted primarily of personnel, facilities, communication costs and professional fees. This increase was attributable to the addition of two employees to support growth in business activity, space expansion at our current location, professional fees in connection with various legal matters relating to customer and employment agreements, intellectual property and employee benefit matters, and accounting and auditing fees.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses increased 376.1% from $9,483 for the six months ended June 30, 1998 to $45,151 for the six months ended June 30, 1999. Depreciation and amortization expenses consisted primarily of depreciation of computer equipment. This increase was primarily a result of investments in computer equipment.

    INCOME TAXES. As the Company had elected to be taxed as an S corporation for federal and certain state tax purposes, the provision for income taxes for the first six months of 1998 and 1999 represents state and local taxes only to the extent they do not recognize the S corporation status, based on the pre-tax operating results for each year.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1998

    NET REVENUES. Net revenues increased 213.1% from $1,100,781 for the year ended December 31, 1997 to $3,446,539 for the year ended December 31, 1998. This increase was the result of continued growth in the number of messages delivered for our clients as well as increases in the number of clients utilizing our opt-in, subscriber database. The number of subscribers managed in our database grew from approximately 675,000 names at the end of 1997 to approximately 1.9 million names by the end 1998, primarily a result of the addition of Web sites to our network.

    COST OF REVENUES. Cost of revenues increased 772.1% from $173,124, or 15.7% of revenues, for the year ended December 31, 1997 to $1,509,776, or 43.8% of revenues, for the year ended December 31, 1998. This was the result of a more rapid increase in the number of names being added through the addition of Web sites to our network, to which we incur commission expenses, as compared to the increase in the Company's own subscriber list, on which we do not incur commissions.

    SELLING AND MARKETING. Selling and marketing expenses increased 69.7% from $289,904 for the year ended December 31, 1997 to $492,004 for the year ended December 31, 1998. Of this increase, $145,000 was attributable to rising personnel costs, including the addition of four employees. Additionally, advertising expenditures increased by approximately $54,000, to heighten market awareness of our company and the email marketing services we provide.

    TECHNOLOGY, SUPPORT AND DEVELOPMENT. Technology, support and development expenses increased 93.1% from $193,554 for the year ended December 31, 1997 to $373,746 for the year ended December 31, 1998. This increase was attributable to a combination of hiring additional employees and utilitzing consultants to enhance the business support system and improving the infrastructure and capabilities of PostMasterDirect.com.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 144.2% from $151,307 for the year ended December 31, 1997 to $369,508 for the year ended December 31, 1998. This was generally attributable to growth in business activities and the establishment of an office facility, replacing our former home-based office.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses increased 146.1% from $9,515 for the year ended December 31, 1997 to $23,414 for the year ended December 31, 1998. This increase was primarily a result of investments in computer equipment.

    INCOME TAXES. As the Company had elected to be taxed as an S corporation for federal and certain state tax purposes, the provision for income taxes for 1997 and 1998 represents state and local taxes only to the extent that they do not recognize the S Corporation status, based on the pre-tax operating results for each year.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1997

    NET REVENUES. Net revenues increased 131.2% from $476,190 for the year ended December 31, 1996 to $1,100,781 for the year ended December 31, 1997. This increase was the result of a shift in the focus of our business from Web site promotion to email direct marketing and the growth in the number of messages delivered for our clients as well as the number of clients utilizing our opt-in, subscriber database.

    COST OF REVENUES. Cost of revenues increased 301.8% from $43,090, or 9.0% of revenues, for the year ended December 31, 1996 to $173,124, or 15.7% of revenues, for the year ended December 31, 1997. This increase was the result of a shift in the focus of our business from Web site promotion to email direct marketing and the increase in the number of names being added through additional Web sites, the majority of which were added during 1997. The lower amount in 1996 represents higher utilization of names in the Company's list prior to the expansion of the program.

    SELLING AND MARKETING. Selling and marketing expenses increased 48.3% from $195,451 for the year ended December 31, 1996 to $289,904 for the year ended December 31, 1997. This was primarily attributable to increases in advertising expenditures in various marketing publications and attendance at industry related trade shows and conferences.

    TECHNOLOGY, SUPPORT AND DEVELOPMENT. Technology, support and development expenses increased 8.8% from $177,923 for the year ended December 31, 1996 to $193,554 for the year ended December 31, 1997 as a result of additional personnel costs incurred during the year.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 149.1% from $60,734 for the year ended December 31, 1996 to $151,307 for the year ended December 31, 1997. This increase was generally attributable to additional employees hired to support growth in business activity, infrastructure development expenses and various legal and accounting services.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses increased 1,617.5% from $554 for the year ended December 31, 1996 to $9,515 for the year ended December 31, 1997. This increase was primarily as a result of investments in computer equipment and furniture.

    INCOME TAXES. As the Company had elected to be taxed as an S corporation for federal and certain state tax purposes, the provision for income taxes for 1996 and 1997 represents state and local taxes only to the extent they do not recognize the S corporation status, based on the pre-tax operating results for each year.

QUARTERLY RESULTS OF OPERATIONS

    The following tables set forth certain unaudited quarterly information for each quarter of the 1998 fiscal year and the first two quarters of 1999. This quarterly information has been prepared on a basis consistent with the audited financial statements and, we believe, includes all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information shown. Our quarterly operating results may fluctuate significantly as a result of a variety of factors and operating results for any quarter are not necessarily indicative of results for a full fiscal year.

                                                                         THREE MONTHS ENDED
                                           ------------------------------------------------------------------------------
                                                                  1998                                    1999
                                           --------------------------------------------------  --------------------------

                                            MARCH 31    JUNE 30    SEPTEMBER 30  DECEMBER 31     MARCH 31      JUNE 30
                                           ----------  ----------  ------------  ------------  ------------  ------------
Net revenues.............................  $  476,545  $  709,653   $  876,135    $1,384,206   $  1,694,505  $  3,578,089
Cost of revenues.........................     139,913     282,580      390,054       697,229        827,152     1,750,815
                                           ----------  ----------  ------------  ------------  ------------  ------------
    Gross profit.........................     336,632     427,073      486,081       686,977        867,353     1,827,274
Operating expenses
  Selling and marketing..................      82,870     119,422      129,872       159,840        294,328       307,632
  Technology, support and development....      55,169      82,762       94,498       141,317         85,981       105,824
  General and administrative.............      71,500      82,361      114,727       100,920        138,866       233,638
  Depreciation and amortization..........       4,130       5,352        7,193         6,739         17,354        27,797
                                           ----------  ----------  ------------  ------------  ------------  ------------
    Total operating expenses.............     213,669     289,897      346,290       408,816        536,529       674,891
                                           ----------  ----------  ------------  ------------  ------------  ------------
Income before income tax provision.......     122,963     137,176      139,791       278,161        330,824     1,152,383
Income tax provision.....................      13,100      14,600       14,900        29,628         36,300       121,700
                                           ----------  ----------  ------------  ------------  ------------  ------------
    Net income...........................  $  109,863  $  122,576   $  124,891    $  248,533   $    294,524  $  1,030,683
                                           ----------  ----------  ------------  ------------  ------------  ------------
                                           ----------  ----------  ------------  ------------  ------------  ------------

    Our operating results for these fiscal quarters expressed as a percentage of sales were as follows:

                                                                         THREE MONTHS ENDED
                                           ------------------------------------------------------------------------------
                                                                  1998                                    1999
                                           --------------------------------------------------  --------------------------

                                            MARCH 31    JUNE 30    SEPTEMBER 30  DECEMBER 31     MARCH 31      JUNE 30
                                           ----------  ----------  ------------  ------------  ------------  ------------
Net revenues.............................       100.0%      100.0%       100.0%        100.0%         100.0%        100.0%
Cost of revenues.........................        29.4        39.8         44.5          50.4           48.8          48.9
                                           ----------  ----------  ------------  ------------  ------------  ------------
    Gross profit.........................        70.6        60.2         55.5          49.6           51.2          51.1
Operating expenses
  Selling and marketing..................        17.3        16.8         14.8          11.5           17.4           8.6
  Technology, support and development....        11.6        11.7         10.8          10.2            5.1           3.0
  General and administrative.............        15.0        11.6         13.1           7.3            8.2           6.5
  Depreciation and amortization..........         0.9         0.8          0.8           0.5            1.0           0.8
                                           ----------  ----------  ------------  ------------  ------------  ------------
    Total operating expenses.............        44.8        40.9         39.5          29.5           31.7          18.9
                                           ----------  ----------  ------------  ------------  ------------  ------------
Income before income tax provision.......        25.8        19.3         16.0          20.1           19.5          32.2
Income tax provision.....................         2.7         2.0          1.7           2.1            2.1           3.4
                                           ----------  ----------  ------------  ------------  ------------  ------------
    Net income...........................        23.1%       17.3%        14.3%         18.0%          17.4%         28.8%
                                           ----------  ----------  ------------  ------------  ------------  ------------
                                           ----------  ----------  ------------  ------------  ------------  ------------

LIQUIDITY AND CAPITAL RESOURCES

    Since our inception, we have primarily financed our business using the cash flow generated from operations. We borrow under our line of credit to supplement operating cash.

    Net cash provided by operating activities was $40,500 for the year ended December 31, 1996, $205,700 for the year ended December 31, 1997, and $375,600 for the year ended December 31, 1998, and $1,439,700 for the six months ended June 30, 1999.

    Net cash used in investing activities was $11,100 for the year ended December 31, 1996, $51,000 for the year ended December 31, 1997, $79,500 for the year ended December 31, 1998, and $76,900 for the six months ended June 30, 1999. Cash used in investing activities was for the purchase of capital expenditures, primarily computer hardware and software for the operation and support of our business activties.

    Net cash used in financing activities was none for the year ended December 31, 1996, $133,800 for the year ended December 31, 1997, $253,300 for the year ended December 31, 1998, and $938,600 for the six months ended June 30, 1999. Cash used in financing activities was primarily for distributions to the shareholders relating to our election to be taxed as an S corporation.

    As of June 30, 1999, we had $521,100 of cash and our principal commitments consisted of $169,700 of obligations under our capital lease financing arrangement. Although we have no material commitments for capital expenditures, we expect to increase our capital expenditures and lease commitments consistent with our expected growth in operations, infrastructure and personnel.

    We believe that the proceeds from this offering, together with anticipated cash flow from operations and funds available from our credit facility, will be sufficient to satisfy our working capital and capital expenditure requirements for at least the next 12 months. In connection with our expansion program, we plan to incur substantial costs over the near term primarily by increased staffing of our sales and service groups, increased advertising and marketing activities and additional capital expenditures, primarily for computer equipment which will result in increased depreciation costs. Changes in our operating plans, acceleration of our expansion plans, lower than anticipated sales, increased expenses, potential acquisitions or other events may cause us to seek additional financing sooner than anticipated. We maintain a revolving line of credit with Citibank, N.A. which provides for aggregate borrowings of up to $500,000. Additional financing may not be available on acceptable terms, or at all. Failure to obtain additional financing as needed could have a material adverse effect on our business and results of operations.

SEASONALITY

    Our quarterly operating results over the last three years have followed seasonal patterns typical of the traditional postal direct marketing industry. To date, our revenues have tended to be highest in the fourth quarter of the year when direct marketers send out holiday promotions, and to be somewhat lower during the summer when direct marketing activity is reduced overall.

RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 131 ("SFAS No. 131"), "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The disclosures prescribed in SFAS No. 131 are effective for the year ended December 31, 1998. The Company has determined that it operates as one business segment, a provider of Internet marketing services.

    In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities," which defines derivatives, requires that all derivatives be carried at fair value, and provides for hedge accounting when certain conditions are met. SFAS No. 133 is effective for us in 2002. Although we have not fully assessed the implications of SFAS No. 133, we do not believe that the adoption of this statement will have a material impact on our financial position or results of operations.

    In April 1998, Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities" was issued by the Accounting Standards Executive Committee. SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred, and is effective for fiscal years beginning after December 15, 1998. The adoption of this SOP will not have a material effect on our operations.

THE YEAR 2000

    Historically, most computer databases, as well as embedded microprocessors in computer systems and industrial equipment, were designed with date data using only two digits of the year. Most computer programs, computers and embedded microprocessors controlling equipment were programmed to assume that all two digit dates were preceded by "19," causing "00" to be interpreted as the year 1900. This formerly common practice now could result in a computer system or embedded microprocessor which fails to recognize properly a year that begins with "20," rather than "19." This in turn could result in computer system miscalculations or failures, as well as failures of equipment controlled by date sensitive microprocessors, and is generally referred to as the "Year 2000" issue.

OUR STATE OF YEAR 2000 READINESS

    We designed our current software to be Year 2000 compliant when configured and used in accordance with the related documentation, and provided that the underlying operating system of the host machine and any other software used with or in the host machine or our service are Year 2000 compliant. However, we have not tested our software for Year 2000 compliance.

    We have not tested software obtained from third parties. However, we are seeking assurances from our vendors that licensed software is Year 2000 compliant. Despite assurances from developers of software incorporated into our software, our software may contain undetected errors or defects associated with Year 2000 date functions. Known or unknown errors or defects in our software could result in delay or loss of revenues, diversion of development resources, damage to our reputation, or increased service and warranty costs, any of which could seriously harm our business, financial condition and results of operations. Some commentators have predicted significant litigation regarding Year 2000 compliance issues, and we are aware of such lawsuits against other software vendors. Because of the unprecedented nature of such litigation, it is uncertain whether or to what extent we may be affected by it.

    We are assessing our material internal information technology systems, including both our own software products and third-party software and hardware technology, but we have not initiated an assessment of our non-information technology systems. We expect to complete testing of our information technology systems in 1999. To the extent that we are not able to test the technology provided by third-party vendors, we are seeking assurances from such vendors that their systems are Year 2000 compliant. We are not currently aware of any significant operational issues or costs associated with preparing our internal information technology and non-information technology systems for the Year 2000. However, we may experience significant unanticipated problems and costs caused by undetected errors or defects in the technology used in our internal information technology and non-information technology systems.

    We do not currently have any information concerning the Year 2000 compliance status of our customers. Our current or future customers may incur significant expenses to achieve Year 2000 compliance. If our customers are not Year 2000 compliant, they may experience material costs to remedy problems, they may face litigation costs and they may delay purchases or implementation of our service. Year 2000 issues could reduce or eliminate the budgets that current or potential customers could have for purchases of our service. As a result, our business, financial condition and results of operations could be seriously harmed.

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THE COSTS TO ADDRESS OUR YEAR 2000 ISSUES

    We estimate that we have incurred nominal costs to date in connection with our year 2000 plan. We currently estimate the total costs of completing our year 2000 plan, including costs incurred to date, to be less than $250,000. This estimate is based on currently available information and will be updated as we continue our assessment of third-party relationships, proceed with our testing and implementation and design contingency plans.

THE RISKS OF OUR YEAR 2000 ISSUES

    If any information technologies or embedded microprocessor technology systems critical to our operations have been overlooked, there could be a material adverse effect on our business or results of operations of a magnitude which we have not yet fully analyzed. If the vendors of our important goods and services or the suppliers of our necessary energy, telecommunications and transportation needs fail to provide us with (1) the materials and services which are necessary to sell our products and services, (2) the electrical power and other utilities necessary to sustain our operations, or (3) reliable means of transportation, such failure could affect our ability to sell our products and services which could have a material adverse effect on our business or results of operations.

OUR CONTINGENCY PLAN

    We have not yet fully developed a contingency plan to address situations that may result if we are unable to achieve Year 2000 readiness of our critical operations. The cost of developing and implementing such a plan may itself be significant. Although we expect to have the plan well-developed by September 30, 1999, enhancements and revisions will be continuously considered and implemented as appropriate.

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                                    BUSINESS

INDUSTRY BACKGROUND

    THE INTERNET AND ONLINE COMMERCE. The Internet is an increasingly significant global medium for communications, content and commerce. International Data Corporation estimates that the number of Web users worldwide was approximately 142 million at the end of 1998 and will grow to approximately 399 million by the end of 2002. Email is one of the most popular Internet applications. According to Jupiter Communications, approximately 90 billion email messages were sent in the United States in 1998. Email was originally viewed as a simple personal communications tool, but it is increasingly used as a powerful and cost-effective business tool.

    The increasing functionality, accessibility and overall usage of the Internet and online services have made them an attractive commercial medium. The Internet and other online services are evolving into a unique sales and marketing channel, similar to retail stores, mail-order catalogs and television shopping. According to International Data Corporation, the number of Web buyers worldwide is estimated to increase from 30.8 million in 1998 to 133.9 million in 2002, which represents a compounded annual growth rate of 44%. International Data Corporation estimates that the total value of goods and services purchased worldwide over the Web will increase from $50.4 billion in 1998 to $733.6 billion in 2002. The growing use of the Internet has led businesses to develop e-commerce strategies to drive traffic to their Web sites, attract customers and facilitate transactions.

    ADVERTISING. Businesses use two forms of advertising to attract customers--brand advertising and direct marketing. Brand advertisements, including television, radio, magazine displays, and billboards, target a mass audience to generate awareness of a particular company, product or service. The goal of direct marketing, by contrast, is to target specific individuals who appear from behavioral patterns or demographic data to be likely purchasers of products or services. Direct marketing includes direct mail, telemarketing, and direct response advertising in newspapers, magazines and on radio and television. According to the DMA, approximately $162.7 billion, representing 57% of the total advertising expenditures in the United States, was spent on direct marketing in 1998. Furthermore, the DMA projects direct marketing spending to grow to $221.5 billion by 2003.

    INTERNET ADVERTISING. The rise of the Internet and its fast-growing popularity among consumers and business owners has led both brand advertisers and direct marketers to begin experimenting with advertising and marketing online. According to Forrester Research, worldwide Internet advertising expenditures are expected to increase from $1.5 billion in 1998 to $15.3 billion in 2003. Forrester also estimates that direct marketing, including email marketing, will account for between 30% and 50% of the total online advertising expenditures in 2001, up from 21% in 1998.

    Currently, the most popular form of Internet advertising is banner advertising. Web sites display advertising banners which users can click through to visit the advertiser's Web site and obtain more information about a company's product or service. However, while banners provide advertisers with the ability to reach broad audiences and establish brand awareness, they have proven to be less than effective as vehicles for direct marketing. Response rates, or click-throughs, from banner advertisements averaged approximately 0.7% as reported by Forrester Research in March 1999, down from approximately 2% two years ago.

    Email advertising campaigns are cheaper and faster than traditional direct marketing. However, the practice of sending unsolicited commercial email, or "spam," is strongly opposed by many Internet users. Spam lists are databases of email addresses gathered without the recipients' knowledge or consent from Internet newsgroups, chat rooms, Web sites, and member directories. While spam lists may be inexpensive to rent, costing as little as $11 for 1 million addresses, the hostile reaction they can generate among Internet users can be very costly to a marketer's reputation. Spamming can also result in attacks on the marketer's corporate mail server by the automated transmission of extremely large volumes of angry email messages, and the disconnection of the marketer's Internet service. Over the

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last few years, spam transmitters have been successfully sued by Internet service providers such as America Online and Earthlink and several states have passed legislation barring or restricting the transmission of unsolicited email messages.

    Businesses attempt to utilize the most cost-effective advertising source to maximize their advertising dollar. Drawbacks to traditional direct mail include the high costs involved, the delay in response and the difficulty in tracking responses. Banner advertising is not a cost-effective form of direct marketing because of its relatively low click-through rate. Unsolicited email advertising is generally not desirable because of privacy concerns and potential damage to marketers' reputations.

THE NETCREATIONS SOLUTION

    NetCreations provides a comprehensive Internet-based opt-in email direct marketing solution. Opt-in email marketing allows direct marketers to target consumers who choose (1) whether or not they would like to receive commercial messages, (2) the type of information that they would like to receive and (3) the amount of personal data that they are willing to disclose. The users can opt out, or stop receiving these messages, at any time. Unlike some "permission-based" email marketing companies that do not always verify the validity of their list members' subscriptions, we have developed a double opt-in confirmation system. We require list members to confirm their desire to receive messages by responding to a verification email. This way, no Internet user can be signed up for our lists by an unauthorized third party.

    Opt-in email direct marketing offers three key advantages to businesses over postal direct marketing and banner advertising:

    - SPEED. Opt-in email campaigns can be sent out immediately without waiting days or weeks at a postal lettershop. Email campaigns also generate results in a shorter period of time than traditional direct mail, producing leads and sales within 24 to 48 hours, compared to six to eight weeks offline.

    - COST. Opt-in email campaigns cost less than postal mail campaigns. Estimates for email campaigns range from 1 cent per message mailed (for a mailer sending messages to his own customer list) to 10 to 30 cents per message mailed (to rent a prospecting list and have an email service bureau send it out). This compares to 50 cents to $1 for a postal direct mail campaign, including the list rental fee, printing, postage and merge/purge. While banner ads may cost less on a CPM (cost per thousand basis) than email campaigns, banner campaigns often end up costing more because of their low response rates.

    - RESPONSIVENESS. Opt-in email campaigns typically generate higher response rates than postal mail or banner ad campaigns. It is generally accepted in the industry that the typical response or click-through rate for an opt-in email campaign is 5% to 15%, compared to postal response rates of 2% to 3% and banner response rates of less than 1%. We also believe that our double opt-in system contributes to our lists being more responsive than other email lists on the market. In addition, we can confirm to Internet service providers that messages sent are not unsolicited spam. As a result, NetCreations' and our marketers' email messages are allowed to travel freely through the networks of all of the major Internet service providers.

    Our customers include Web sites that collect email addresses and direct marketers, including advertisers and email address list brokers. Our service allows sophisticated demographic screening of campaign participants as well as real-time, online list selection and ordering. We also provide a response-tracking program that allows marketers to monitor and improve the effectiveness of their email marketing campaigns.

    Our PostMasterDirect.com database offers marketers more than 3 million email addresses gathered from a network of more than 175 Web sites including such well-known sites as CMPnet, NetZero and LinkExchange. We work directly with leading marketers and e-commerce retailers to

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provide them with a selection of targeted email lists that we believe will be the most effective in helping them achieve maximum response to the offers that they send to our list members. Our list members' names are in over 3,000 topical categories from general consumer lists to business-to-business lists.

    Our turnkey solution enables Web site owners to compile email address lists and demographic profiles of their members which are then available for use through our PostMasterDirect.com online store, providing incremental revenue opportunities for Web sites. We provide marketing, mailing, merging of lists, purging of duplicate email addresses, and subscribe/unsubscribe services.

STRATEGY

    Our goal is to become the leader in opt-in direct marketing solutions on the Internet. Key elements of our strategy include the following:

    - MAINTAIN AND EXTEND MARKET LEADERSHIP IN OPT-IN EMAIL DIRECT MARKETING. We intend to maintain and extend our leadership role in email direct marketing by aggressively expanding our network of sites through partnerships with leading Web sites worldwide. Recently, we launched an affiliate program to enable existing network sites to recruit new list members. We have also launched a referral program that will reward our list owners for recruiting larger sites to our list management program. We may participate in cooperative databases and acquire online community sites in an effort to aggregate more list members. In connection with our worldwide list expansion, we intend to develop capabilities for adding email addresses to our database from non-English language consumers. We also plan on hiring additional business development personnel to assist us in obtaining more list members.

    - ENRICH OUR DATABASE WITH OPT-IN TRANSACTION DATA. We intend to develop mechanisms to provide marketers with lists of consumers who have purchased specified products on the Internet. We plan to work with leading e-commerce and catalog sites to incorporate an opt-in signup form that will allow Internet consumers to elect to receive targeted offers related to the products and services that they have purchased. By doing so, we will build a large, comprehensive database of consumer purchase behavior on the Internet.

    - DEVELOP NEW INTERNET MARKETING PRODUCTS AND SERVICES. We intend to expand our direct marketing services to additional applications on the Internet such as incentive programs and sweepstakes promotions. We also intend to expand the use of our current response-tracking system to create an end-to-end solution that measures responses all the way from the message delivery to the sale. In addition, we intend to develop email delivery and tracking capabilities for non-English languages and character sets to facilitate our worldwide list expansion and marketing plans.

    - EXPAND OUR SALES CHANNELS. In addition to our direct sales efforts, we market our services through indirect sales channels such as list brokers, advertising agencies, Web design firms and other resellers. We intend to develop additional sales channels to penetrate vertical markets such as small business/home office, technology, publishing and manufacturing. In addition, we continuously work with our existing indirect sales channels to further the growth of sales through these sales channels. We recently launched an online list brokerage program that enables Web sites that target small business owners and entrepreneurs to private-label our list rental program and earn commissions by referring customers to us.

    - LEVERAGE OUR SCALEABLE TECHNOLOGY PLATFORM. We have developed and rely upon our proprietary software and intend to capitalize on its modular design to add new features and products to satisfy the needs of our customers for quality, innovative products and services.

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SERVICES

    We provide email list management, list brokerage and email delivery services through our PostMasterDirect.com Web site.

    EMAIL LIST MANAGEMENT

    We aggregate and manage opt-in email addresses across a network of more than 175 Web sites. Once a Web site joins our network, we provide a signup template for the site to place on one or more of its Web pages. Generally, this is a page that receives a large number of visitors, such as a registration page or a page thanking visitors for entering a contest or downloading some software. Our template allows the participating site to gather email addresses in more than 3,000 topical categories, including business, investing, sports, travel, computing, contests, and entertainment. Some sites post all 3,000 lists on their site; however, most sites post those lists that they believe will be of greatest interest to their visitors. The signup form also includes a demographic profile asking the visitor for an email address, postal address, age, income, gender, occupation, title and other information. Each site decides how much information it will collect from its visitors.

    Whenever a visitor to a participating site signs up to join a list and enters an interest selection and demographic information into the form, this signup request immediately goes to our server, which sends the visitor a confirmation message requiring the person to click on an embedded link in the message and enter a special code on our PostMasterDirect.com Web site. This "double opt-in" process protects Internet users' privacy by preventing anyone from signing them up without authorization. When the visitor confirms the signup request and becomes a list member, the visitor's email address is added to out database available to our direct marketing customers. However, the Web site continues to own its list of email addresses. We pay a fee, typically 50% of gross revenues less volume discounts, to participating list owners each time the list is used for a campaign. We currently do not charge the list owners any additional setup, processing or maintenance fees for our service.

    EMAIL LIST BROKERAGE

    We work directly with leading marketers and e-commerce retailers to provide them with a selection of targeted email lists to achieve the maximum response to their offers. Direct marketers can make their own list selections and place their own orders through our Web site. On-screen menus and instructions help marketers pick lists and choose selection criteria. Alternatively, our sales and customer service staff provides assistance with list recommendations, order placement, and, occasionally, copywriting of email messages. Orders placed by 5 PM Eastern Time are generally sent out that night. Orders placed through our online marketplace by the marketers themselves are generally paid by credit card.

    Our service allows marketers to:

    - open a customer account;

    - search for lists by topical category or keyword, such as "travel" or "sports;"

    - select demographic data, such as age, income and zip code; and

    - aggregate the various lists the marketer wants to rent and remove any duplicate addresses.

    TRACKBOT EMAIL RESPONSE MANAGEMENT SYSTEM

    Through TrackBot, we provide campaign results to our customers on an anonymous, aggregate campaign basis without violating individual privacy rights. TrackBot offers email direct marketers a way to track responses to their mailings through the responder's click-through, allowing Internet marketers to gauge the success of their campaigns instantly and to focus their campaigns on the best-performing lists. TrackBot provides a simple one-click setup through PostMasterDirect.com's automated Web ordering system and easy to read charts that display response rates by list or offer. Marketers who rent

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lists from NetCreations' PostMasterDirect.com email marketing service simply place their order in their online accounts and TrackBot automatically generates customized hypertext links for insertion into the email messages sent out. The click-throughs produced by the campaign are then tracked and recorded by the PostMasterDirect.com servers. TrackBot is a free service to companies that use PostMasterDirect.com opt-in email lists. We intend to upgrade our current response-tracking system to create an end-to-end solution that would permit us to measure responses from the message delivery to the sale.

    EMAIL LIST DELIVERY

    PostMasterDirect.com Email List Delivery facilitates high-volume email distribution. Our sophisticated email infrastructure is available to marketers, publishers, list managers, online merchants and Web site owners seeking a fast, affordable way to communicate with their own customers by email.

CUSTOMERS

    LIST BROKERAGE CUSTOMERS. Our email direct marketing customers consist of advertisers and list brokers. As of June 30, 1999, we had rented our lists to more than 1,500 direct marketing customers, from large companies such as Dell, Compaq, Ziff-Davis and J. Crew to small retailers selling items over the Web.

    LIST MANAGEMENT CUSTOMERS. As of June 30, 1999, we managed email addresses across a network of more than 175 Web sites. Our network sites range from such well-known Web sites as Internet.com, NetZero, Entrepreneur Magazine, CMPnet and LinkExchange to more specialized, targeted sites such as CDROM Guide, MessageMates, Tucows, Regards.com and Volition.

    We recently terminated our list management and list brokerage agreement with YesMail.com. Use of our lists by YesMail.com as a list reseller accounted for approximately 7% of our net revenues in 1998 and approximately 18% of our net revenues for the first six months of 1999. Although we can give no assurance, we anticipate that substantially all of such net revenues will be replaced by selling our services, either directly or indirectly through other list brokers, to marketers represented by YesMail.com as well as other marketing customers. In addition, net revenues derived from YesMail.com as a list owner represented 3.3% and 1.6% in 1998 and the first six months of 1999, respectively.

SALES AND MARKETING

    We market our services through our direct sales organization and through indirect distribution channels, including list brokers, advertising agencies, Web design firms and other resellers. We sell our services to direct marketers primarily through our direct sales organization. As of June 30, 1999, our direct sales organization included nine employees responsible for account management, business development and support, and we had two employees engaged in separate marketing activities.

    Our sales organization is complemented by independent resellers, such as list brokers, advertising agencies and Web design firms. These resellers purchase our service at a discount for resale to their own marketing customers and may provide list selection, support and customer service to end users. In 1998, resellers were responsible for approximately 38% of our gross revenues and represented approximately 42% of our net revenues for the first six months of 1999. We anticipate that the percentage of our total revenues derived from indirect sales will increase in the future.

RESEARCH AND DEVELOPMENT

    Our research and development efforts include product architecture, core technology, product testing, quality assurance and expanding the ability of our products to operate with the leading email software and Web browser platforms. In addition, our research and development group also provides

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some customer support activities. Currently we have three employees, including our Chief Technology Officer, Ryan Scott Druckenmiller, who devote a substantial portion of their time to our research and development efforts. We believe that research and development expenses will increase in the future and that we will need to hire more developers as our operations expand.

    We believe that our future performance will depend in large part on our ability to:

    - scale our technology platform;

    - maintain and enhance its speed, reliability, capacity, and connectivity across multiple platforms; and

    - assure its ease-of-use by customers, flexibility and effectiveness in satisfying evolving customer requirements.

TECHNOLOGY

    We employ a combination of hardware and custom and third party software to implement our opt-in direct marketing solution. We believe that this results in a highly scaleable, secure, reliable, and modular architecture that blends our internal expertise with industry-standard technology to create a proprietary infrastructure.

    We intend to continue expanding our technology infrastructure to support the growth of our business. This will include, among other things, co-locating our servers and increasing the redundancy of our networks and database storage systems.

    CONNECTIVITY

    We currently have redundant T1 Internet connections provided by Globix and Frontier Communications, enabling us to deliver approximately two million email messages per day. We believe that the scalable nature of our system's design will allow us to increase our email delivery capacity as needed. However, there can be no assurance that we will be able to effectively expand our Internet bandwidth.

    Our online ordering system provides for secure e-commerce credit card purchases and for email delivery. We believe that this encourages use of our online marketplace.

    HARDWARE

    Multiple servers and personal computers are dedicated to specific functions within our network architecture. We utilize two ALPHA servers from Digital Equipment Corporation running Digital Unix operating systems. One server utilizes an Oracle database to aggregate, sort, and store the data we manage from our network of Web sites. The second DEC machine serves as the primary Web server for PostMasterDirect.com. In addition, we plan on installing in the next few months a third server, which will be used to back up system information and increase processing power and redundancy.

    Intel-based servers are dedicated to sending out email messages and allowing tens of thousands of users per day to access the list signup forms on our partner sites, to opt in to receive email messages on topics of interest, and to confirm that their list subscriptions are valid. We utilize a dedicated server to balance the load among our email delivery servers and to provide redundancy within the email delivery system. We currently have a server which is dedicated for system backup. In addition, a separate server is dedicated to monitoring system activity and will notify an administrator if a problem arises. All of these servers run Linux operating systems from Red Hat Software; we believe that more servers can be added to increase capacity as needed.

    We employ a Network Associates firewall to protect our computer systems from unauthorized access.

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    SOFTWARE

    Our research and development team developed proprietary software using MetaHTML, PERL and SQL. This software enables list members to opt in to receive targeted advertising information from our marketing customers through signup forms on our network of more than 175 partner sites. In addition, this software enables our direct marketing customers and list brokers to target list members with specific demographics. This process allows our marketing customers to send specific advertising messages to recipients who have indicated an interest in receiving messages on the topic.

    Our software is modular. Modularity enhances our ability to add, remove, or replace system applications as needed. For example, we recently implemented TrackBot, a proprietary software application which allows marketers to track the response rates to their mailings. We can continue to enhance TrackBot, or any other application, as well as add additional software elements as needed.

    Finally, we have developed a double opt-in list subscription confirmation system which sends Internet users a confirmation email message after they have signed up for a list and requires them to verify that they would like to begin receiving commercial email messages from our marketing clients. We developed the double opt-in system in November 1997 and have filed a patent application for this technology.

COMPETITION

    The market for our list management and brokerage services is intensely competitive, evolving and subject to rapid technological change. We expect the intensity of competition to increase in the future. Competitors vary in size and in the scope and breadth of the services offered. While no competitor, to our knowledge, currently has a network of Web sites similar to ours that generates opt-in email lists, we face intense competition from companies entering the field as email list owners, managers and brokers. In addition, because there are relatively low barriers to entry in the email marketing business, we expect additional competition from other established and emerging companies as the email marketing business continues to develop and expand.

    We expect to face competition from these and other competitors, including:

    - postal direct marketing companies such as Direct Media (Acxiom) and American List Counsel;

    - Internet direct marketing companies such as YesMail.com and BulletMail;

    - banner advertising managers such as DoubleClick, 24/7 Media and Flycast Communications;

    - email list owners who manage their own email lists, such as Xoom.com; and

    - incentive-based marketers such as MyPoints.com and Netcentives.

    Many of our competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than we have. In addition, many of our competitors have well-established relationships with current and potential marketing customers of ours, have extensive knowledge of our industry and are capable of offering a single-vendor solution. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of their services than we can. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their services to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of industry consolidations.

    Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm our business, financial condition and results of operations. We may not be able to compete successfully against current and future competitors.

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INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

    While we provide a direct marketing service, we are also a technology company. A large part of our success depends on protecting our intellectual property, which is one of our most important assets. If we do not adequately protect our intellectual property, our business, financial condition and results of operations would be seriously harmed.

    We have developed and continue to develop our proprietary software and make it available for our customers' use over the Web. This way, we never allow our customers access to our source code. In addition, we require employees, contractors and other persons with access to our proprietary information to execute confidentiality and non-compete agreements with us. We seek to protect our software, documentation and other written materials under trade secret and other intellectual property laws, which afford only limited protection.

    We have one pending U.S. patent application. This application seeks to protect our "double opt-in" system of verifying the requests of Internet users who ask to join our targeted email lists. We have no issued foreign patents, nor do we have any pending foreign patent applications. It is possible that no patent will issue from the currently pending patent application. It is also possible that any potential future patents may be found invalid or unenforceable, or otherwise be successfully challenged. Also, any patent issued to us may not provide us with any competitive advantages. We may not develop future proprietary products or technologies that are patentable, and the patents of others may seriously limit our ability to do business. In this regard, we have not performed any comprehensive analysis of patents of others that may limit our ability to do business.

    Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and, while we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Our means of protecting our proprietary rights may not be adequate, and our competitors may independently develop similar technology, duplicate our products or design around patents issued to us or our other intellectual property.

    There has been a substantial amount of litigation in the software industry regarding intellectual property rights. It is possible, that in the future, third parties may claim that our current or potential future products infringe upon their intellectual property. We expect that software developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could seriously harm our business, financial condition and results of operations.

    We integrate third-party software in our software products. We license server software from Digital Equipment Corporation and Universal Access, Inc. The third-party software may not continue to be available to us on commercially reasonable terms. We may not be able to renew these agreements or develop alternative technology. If we cannot maintain licenses to key third-party software, develop similar technology or license similar technology from another source on a timely or commercially feasible basis, our business, financial condition and results of operations could be seriously harmed.

GOVERNMENT REGULATION

    Currently, there are relatively few laws and regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is likely that a growing number of laws and regulations will be adopted and that existing laws or

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regulations may be applied differently with respect to the Internet and email direct marketing services covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust, and characteristics and quality of products and services. Also, the growth and development of the market for email direct marketing may lead to more stringent consumer protection laws and regulations that may impose additional burdens on those companies conducting business online. In addition, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any such new laws or regulations or new applications of those existing laws or regulations could hinder the growth of the Internet or email direct marketing, which could, in turn, decrease the demand for our products and services and increase our cost of doing business or otherwise adversely affect our business.

    Legislation has recently been enacted in several states relating to spamming. The federal government and several states, including New York, are considering, or have considered, similar legislation. The provisions of these current and contemplated laws vary, but they generally limit or prohibit both the transmission of unsolicited emails and the use of familiar spamming techniques such as the use of forged or fraudulent routing and header information. Some states, including California, require that unsolicited emails include opt-out instructions and that senders of such emails honor any opt-out requests, a requirement that is consistent with our own permission email policies. We believe that our opt-in email system will not be affected by such legislation because we do not send unsolicited messages and because our current practices are intended to comply with current and proposed legislation. However, there can be no assurance that such legislation or similar legislation will not also affect permission email marketing in a way that could force us to change our business practices, particularly in light of the rapidly evolving state of the law in this area. In such event, our business could suffer.

EMPLOYEES

    As of June 30, 1999, we had a total of 19 employees, including nine in sales and customer service, five in technology, three in administration, and two in marketing. All of these employees were located at our headquarters in New York City. None of our employees is represented by a collective bargaining agreement, and we believe our employee relations to be good.

FACILITIES

    We lease our principal sales, marketing, technology, and administrative facility of approximately 5,100 square feet in New York City at an annual cost of approximately $124,000, with customary escalation clauses. The lease expires on March 1, 2003. We have no other offices at this time. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available in the future as required on commercially reasonable terms.

LEGAL PROCEEDINGS

    As of the date of this prospectus, we are not a party to any litigation.

                                   MANAGEMENT

    Our executive officers and directors as of June 30, 1999, are as follows:

NAME                                    AGE      POSITION
----------------------------------      ---      ------------------------------------------------------------------------
Rosalind B. Resnick...............          39   Chief Executive Officer, President, Chairman of the Board of Directors,
                                                 and Treasurer
Ryan Scott Druckenmiller..........          29   Chief Technology Officer, Vice President, Secretary and Director
Gary Sindler......................          53   Chief Financial Officer
Larry Mahon.......................          36   Vice President of Sales

    ROSALIND RESNICK has served as our Chief Executive Officer, President and Chairman of our board of directors since our inception. In September 1995, Ms. Resnick developed America Online's NetGirl Forum, a dating and relationships area of the America Online service which she hosted until September 1996. Ms. Resnick began her career in the newspaper industry in 1980 as an intern at the BALTIMORE SUN. From 1984 to 1989, Ms. Resnick worked as a business writer at THE MIAMI HERALD. Her articles have appeared in INTERNET WORLD, NETGUIDE, COMPUTER LIFE, PC TODAY, HOME OFFICE COMPUTING, and other leading computer magazines. In 1995, she co-authored THE INTERNET BUSINESS GUIDE, and from 1994 to 1997, she served as the editor and publisher of INTERACTIVE PUBLISHING ALERT, a semi-monthly newsletter tracking trends and developments in online publishing and advertising. She is also a contributing editor to PHILLIPS' INTERACTIVE P.R. AND MARKETING NEWS NEWSLETTER. Ms. Resnick received a B.A./M.A. from Johns Hopkins University in 1981.

    RYAN SCOTT DRUCKENMILLER has served as our Chief Technology Officer and a member of our board of directors since our inception. Mr. Druckenmiller is an award-winning Web programmer who created the software that powers PostMasterDirect.com's online list store, list member signup process, and list owner accounting system. Mr. Druckenmiller's prolific software output also includes the PostMaster URL Announcement Service, which submits Web sites to over 400 leading search engines and directories; PostMaster BannerNet, a free banner network; TrackBot, an advertising tracking tool, and PinPoint, a personalized search engine interface. Prior to joining NetCreations, from 1990 to 1995, Mr. Druckenmiller developed video games for the Amiga platform and published an Amiga newsletter, providing software and information for Amiga computer users.

    GARY SINDLER has been our Chief Financial Officer since June 1999. From February 1999 to June 1999, Mr. Sindler was a consultant to FTI Consulting, Inc., a provider of litigation, applied sciences and expert financial consulting services based in Annapolis, Maryland. From July 1996 to February 1999, Mr. Sindler was Executive Vice President, Secretary and Chief Financial Officer of FTI. From August 1993 to July 1996, Mr. Sindler was Chief Financial Officer of Aon Risk Services Inc., of New York. Prior to 1993, he held various senior-level positions in finance and administration with Willis Corroon, PLC and Alexander & Alexander Services Inc., two international insurance brokerage firms. Mr. Sindler holds a B.S. degree in accounting from the University of Baltimore and is a certified public accountant.

    LARRY MAHON joined us as our Vice President of Sales in June 1999. From July 1985 through January 1999, Mr. Mahon was employed by AlphaNet Solutions, Inc., a systems integration firm that provides computer products and IT services to Fortune 1000 clients, in various capacities, chiefly from November 1996 through January 1999 as VP, Sales, New York, from July 1993 to October 1996 as VP, Operations and from August 1990 to July 1993 as VP, Client Services.

BOARD COMMITTEES

    In July 1999, our board of directors established an audit committee and a compensation committee. Our board of directors does not currently have and does not currently intend to establish an executive committee or a nominating committee, as those functions are to be performed by our entire board of directors.

    AUDIT COMMITTEE. The audit committee of the board of directors makes recommendations to the board of directors with respect to various auditing and accounting matters, including the recommendation of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors and our accounting practices. The audit committee has responsibility for, among other things, the planning and review of our annual and periodic reports and accounts and the involvement of our auditors in that process, focusing particularly on compliance with legal requirements and accounting standards and the related rules of the Nasdaq, the Commission, and the United States, and the establishment of an effective system of internal accounting controls. Our audit committee currently does not have any members but will be composed of non-employee directors.

    COMPENSATION COMMITTEE. The compensation committee of the board of directors recommends, reviews and oversees the salaries, benefits and stock option plans for our employees, consultants, directors and other individuals compensated by us. The compensation committee also administers our compensation plans. Our compensation committee currently does not have any members but will be composed of non-employee directors.

DIRECTOR COMPENSATION

    Our directors do not receive cash compensation for their service on our board of directors. All directors are reimbursed for reasonable expenses incurred in connection with serving as a director. We intend to grant options to each of the non-employee directors. We anticipate that our board of directors will hold regularly scheduled meetings quarterly.

EXECUTIVE COMPENSATION

    The following table sets forth all compensation received during fiscal 1998 by our Chief Executive Officer and President and our Chief Technology Officer in their capacities as officers. We had no other executive officers in that fiscal year. Perquisites and other personal benefits paid to officers in the table below are less than the minimum reporting thresholds and are represented in the table below by the "--."

                           SUMMARY COMPENSATION TABLE

                                                                                              LONG-TERM
                                                                                            COMPENSATION
                                                                                               AWARDS
                                                          ANNUAL COMPENSATION                SECURITIES
                                               ------------------------------------------    UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION                         SALARY          BONUS        OTHER         OPTIONS      COMPENSATION(1)
---------------------------------------------  ----------------  -----------  -----------  ---------------  ----------------
Rosalind Resnick,
  Chief Executive Officer, President and
  Chairman of the Board of Directors.........  1998-$185,000             --           --             --     1998-$155,000
                                               1997-$120,000             --           --             --     1997-$96,880
                                               1996-$198,000             --           --             --     1996-  --
Ryan Scott Druckenmiller,
  Chief Technology Officer and member of the
  Board of Directors.........................  1998-$185,000             --           --             --     1998-$155,000
                                               1997-$120,000             --           --             --     1997-$96,880
                                               1996-$198,000             --           --             --     1996-$30,000

------------------------

(1) Includes contributions to our pension plan of $30,000 and $30,000 for the benefit of each of Ms. Resnick and Mr. Druckenmiller in 1998 and 1997, respectively, and $30,000 for the benefit of Mr. Druckenmiller in 1996. Also includes distributions to the shareholders which were made in accordance with our election to be taxed as an S corporation. Such distributions are common for S corporations.

STOCK OPTION INFORMATION

    We granted no options to any person during our fiscal year ended December 31, 1998, and we have not granted any stock appreciation rights.

EMPLOYMENT AGREEMENTS

    We intend to enter into employment agreements with our key employees prior to the effective date of the registration statement of which this prospectus is a part. Our management anticipates that each of these employment agreements will be for a one-year term or less, renewable by mutual agreement of the parties thereto and terminable by us on notice of ninety (90) days or less. The employment agreements will provide, among other things, that each of the employees party thereto shall provide services to us on a full-time basis. The agreements shall contain restrictive covenants relating to non-competition with us, non-solicitation of our customers, non-dealing with our customers and non-solicitation of our suppliers and employees. In addition, each employment agreement shall contain an express obligation of confidentiality in respect of our trade secrets and confidential information and provide for us to own any intellectual property rights created by our employees in the course of their employment.

    Pending negotiations, execution, and delivery of those agreements, each of our officers and key employees has entered into an agreement, cancelable by either party on short notice, to provide services to us.

    In addition, we intend to enter into three-year employment agreements prior to the effective date of the registration statement with each of Rosalind Resnick, as our Chief Executive Officer, President, and Chairman of our board of directors, Ryan Scott Druckenmiller, as our Chief Technology Officer, Gary Sindler, as our Chief Financial Officer, and Larry Mahon, as our Vice President of Sales. It is anticipated that the executives will be entitled to base salaries per annum that will initially be approximately as follows: Rosalind Resnick, $175,000; Ryan Scott Druckenmiller, $175,000; Gary

Sindler, $150,000; and Larry Mahon, $100,000. We also anticipate that the executives will be entitled to such bonuses as the compensation committee of our board of directors may determine, as well as to the following annual bonus amounts upon the achievement of performance goals to be established: Rosalind Resnick, up to 100% of base salary; Ryan Scott Druckenmiller, up to 100% of base salary; Gary Sindler, up to 50% of base salary; and Larry Mahon, up to $100,000. We expect that each of the executives will agree not to compete with us during the term of employment and for at least one year thereafter. The executives will be entitled to customary medical, life insurance, vacation, and other benefits under each of the agreements. Each of the executives will be eligible to be granted options under our 1999 Stock Option Plan, at the discretion of the committee administering that plan. We also anticipate that the contracts may provide that certain of those directors will be granted options, but the number and terms of those options have not yet been negotiated. Each of the contracts will include customary provisions entitling us to terminate the executive's employment for cause, upon extended disability of the executive, upon the executive's death, and otherwise without cause. Each executive will be entitled to terminate the executive's employment upon material breach of the contract by us and without cause upon prior notice to us. The contracts will contain customary provisions to protect our confidential information and to ensure that we will own inventions and improvements developed by the executive during the executive's employment.

STOCK OPTION PLAN

    Our 1999 Stock Option Plan was adopted by the board of directors in July 1999. The Plan provides for the grant of options to our directors, officers, and employees, and certain consultants. There are 10 shares reserved for issuance under the 1999 Stock Option Plan. As of June 30, 1999, no options were outstanding.

    The 1999 Stock Option Plan provides for the grant of options intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended, and non-qualified stock options. The board of directors or a committee designated by the board is authorized to administer the Plan, including the selection of individuals eligible for grants of options, the terms of such grants, possible amendments to the terms of such grants, and the interpretation of the terms of the Plan. The maximum term of any stock option granted under the Plan is ten years, except that with respect to incentive stock options granted to a person possessing more than 10% of our combined voting power, the term of their options shall be for no more than five years.

    The exercise price of incentive stock options granted under the Plan must be at least equal to the fair market value of our common stock on the date of grant. However, for any employee holding more than 10% of our combined voting power, the exercise price must be at least 110% of the fair market value of our common stock. The exercise price of non-qualified stock options is set by the administrator of the Plan.

    The aggregate fair market value on the date of grant of the common stock for which incentive stock options are exercisable for the first time by an employee during any calendar year may not exceed $100,000. Also, the aggregate number of options granted to any one optionee may not exceed 4 shares.

    Options granted under the 1999 Stock Option Plan may be exercised at any time or from time to time or only after a period of time in installments, as our compensation committee or the board of directors determines. Our compensation committee or the board of directors may in its sole discretion accelerate the date on which any option may be exercised or determine to provide in an option agreement that an option may become partially or fully exercisable in the event of certain transactions, including certain changes in control of NetCreations, certain mergers and reorganizations, and certain dispositions of substantially all of our assets. The exercise price of options granted under the 1999 Stock Option Plan will be as determined by the relevant administrator, although the exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant. Our board of directors may amend, modify or terminate the 1999 Stock Option Plan at any time as long as such amendment, modification or termination does not impair vesting rights of plan participants. The 1999 Stock Option Plan will terminate in 2009, unless terminated earlier by the board of directors.

PENSION PLAN

    In 1997 and 1996, we had a money purchase pension and profit sharing plan for our officers and directors, who were also our only shareholders. Upon termination of that plan, we established a defined contribution plan in 1998 for eligible employees under Section 401(k) of the Internal Revenue Code. Employees must complete one year of service to be eligible to participate in the 401(k) plan. In 1996, 1997 and 1998, we incurred contribution expenses of $30,000, $60,000 and $60,000, respectively, relating to these plans. The 401(k) plan is administered by NetCreations, Inc.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information with respect to the beneficial ownership of our common stock as of June 30, 1999 by:

    - each person or group of affiliated persons who we know owns beneficially 5% or more of our common stock,

    - each of our directors,

    - our executive officers listed in the Summary Compensation Table, and

    - all of our directors and executive officers as a group.

    Percentage of ownership is calculated as required by Commission Rule 13d-3(d)(1). Except as otherwise indicated below, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws. The address for each individual is: 379 West Broadway, Suite 202, New York, New York 10012.

                                                                                                         PERCENTAGE OF
                                                                                                             SHARES
                                                                                       SHARES       ------------------------
                                                                                    BENEFICIALLY      BEFORE        AFTER
BENEFICIAL OWNER                                                                        OWNED        OFFERING     OFFERING
---------------------------------------------------------------------------------  ---------------  -----------  -----------
Rosalind B. Resnick..............................................................            51             51%            %
Ryan Scott Druckenmiller.........................................................            49             49%            %
All directors and executive officers as a group (2 persons)......................           100            100%            %

                          DESCRIPTION OF CAPITAL STOCK

    The following information describes our common stock and preferred stock and certain provisions of our certificate of incorporation and our bylaws as in effect upon the closing of this offering. This description is only a summary. You should also refer to the certificate and bylaws which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the receipt of the requisite board of directors and shareholder approvals and upon the closing of this offering in accordance with the terms of the certificate.

    Upon the completion of the offering our authorized capital stock will consist of 50,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $ per share.

COMMON STOCK

    As of June 30, 1999, there were 100 shares of common stock outstanding and held of record by two shareholders. Based upon the number of shares outstanding
and giving effect to the issuance of the             shares of common stock
offered hereby, there will be             shares of common stock outstanding
upon the closing of this offering.

    Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued in consideration for payment thereof, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. Upon the closing of this offering, there will be no shares of preferred stock outstanding.

PREFERRED STOCK

    Upon the closing of this offering, the board of directors will be authorized, without further shareholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, powers, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. We have no present plans to issue any shares of preferred stock.

OPTIONS

    As of June 30, 1999, no options were outstanding.

REGISTRATION RIGHTS

    After this offering, Ms. Resnick and Mr. Druckenmiller will be entitled to registration rights with respect to their shares. These holders can require us to register all or part of their shares at any time following 180 days after this offering. In addition, these holders may also require us to include their shares in future registration, the registered shares are freely tradable in the public market without restriction.

    Also, we intend to register the shares of common stock underlying any stock options issued or issuable pursuant to our stock option plan. Upon registration, the registered shares are freely tradable in the public market without restriction.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF NEW YORK LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAWS

    GENERAL

    Certain provisions of New York law, our certificate of incorporation and our bylaws could make more difficult the acquisition of us by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bid, even though such a transaction may offer our shareholders the opportunity to sell their stock at a price above the prevailing market price. This also encourages persons seeking to acquire control of us to negotiate with us first.

    NEW YORK TAKEOVER STATUTE

    We are subject to the "business combination" provisions of Section 912 of the New York Business Corporation Law and expect to continue to be so subject if and for so long as we have a class of securities registered under Section 12 of the Securities Exchange Act of 1934. Section 912 provides, with certain exceptions (which include, among others, transactions with shareholders who became interested prior to the effective date of an amendment to our Certificate of Incorporation providing that we would be subject to Section 912 if such corporation did not then have a class of stock registered pursuant to Section 12 of the Exchange Act), that a New York corporation may not engage in a "business combination" (e.g., merger, consolidation, recapitalization or disposition of stock) with any "interested shareholder" for a period of five years from the date that such person first became an interested shareholder unless:

        (i) the transaction resulting in a person becoming an interested shareholder was approved by the board of directors of the corporation prior to that person becoming an interested shareholder; or

        (ii) the business combination is approved by the holders of a majority of the outstanding voting stock not beneficially owned by such interested shareholder; or

        (iii) the business combination is approved by the disinterested shareholders at a meeting called no earlier than five years after the interested shareholder's stock acquisition date; or

        (iv) the business combination meets certain valuation requirements for the stock of the New York corporation.

    An "interested shareholder" is defined as any person that (a) is the beneficial owner of 20% or more of the outstanding voting stock of a New York corporation or (b) is an affiliate or associate of the corporation that at any time during the prior five years was the beneficial owner, directly or indirectly, of 20% or more of the then outstanding voting stock.

    A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. Subject to certain exceptions, an "interested shareholder" is a person who, together with affiliates and associates, owns, or within five years did own, 20% or more of the corporation's outstanding voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us. These provisions are likely to impose greater restrictions on an unaffiliated shareholder than on the existing shareholders who will continue to own a majority of our outstanding common stock after this offering.

    The "stock acquisition date," with respect to any person and any New York corporation, means the date that such person first becomes an interested shareholder of such corporation.

    In addition, certain provisions of our certificate of incorporation and bylaws summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

    BOARD OF DIRECTORS VACANCIES

    Our bylaws authorize the board of directors to fill vacant directorships or increase the size of the board of directors. This may deter a shareholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

    ADVANCE NOTICE OF SHAREHOLDER PROPOSALS AND NOMINEES

    Our bylaws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or bring other business before any meeting of our shareholders. The shareholder notice procedure provides that only persons who are nominated by, or at the direction of, the board, or by a shareholder who has given timely written notice prior to the meeting at which directors are to be elected, will be eligible for election as directors and that, at a shareholders' meeting, only such business may be conducted as has been brought before the meeting by, or at the direction of, the board of directors or by a shareholder who has given timely written notice of such shareholder's intention to being such business before such meeting.

    Under the shareholder notice procedure, for notice of shareholder nominations or other business to be made at a shareholders' meeting to be timely, such notice must be received by us not less than 60 days prior to the meeting.

    A shareholder's notice to us proposing to nominate a person for election as a director or proposing other business must contain information specified in the bylaws, including the identity and address of the nominating shareholder, a representation that the shareholder is a record holder of our stock entitled to vote at the meeting and information regarding each proposed nominee or each proposed matter of business that would be required under the federal securities laws to be included in a proxy statement soliciting proxies for the proposed nominee or the proposed matter of business.

    The shareholder notice procedure may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.

    SPECIAL MEETINGS OF SHAREHOLDERS

    Our certificate of incorporation provides that special meetings of shareholders can be called by a majority of the board of directors, the Chairman of the Board, the President or the holders of at least 50% of the outstanding shares of stock entitled to vote at the meeting.

    SHAREHOLDER ACTION

    Our certificate of incorporation provides that shareholders may act only at duly called annual or special meetings of shareholders, not by written consent.

    AMENDMENT OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

    Our certificate of incorporation and bylaws require the affirmative vote of at least two-thirds of our shareholders of our capital stock entitled to vote to amend certain provisions of the certificate or to amend our bylaws

    AUTHORIZED BUT UNISSUED SHARES

    Our authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval, subject to certain limitations imposed by the Nasdaq National Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    As permitted by the New York Business Corporation Law, our certificate of incorporation provides that a director will not be personally liable to us or our shareholders for damages for any breach of duty in his or her capacity as a director unless a judgment or other final adjudication adverse to such director establishes that (i) his or her acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law, (ii) such director personally gained in fact a financial profit or other advantage to which he or she was not legally entitled or (iii) his or her acts violated Section 719 of the New York Business Corporation Law.

    This provision is intended to afford directors protection, and limit their potential liability, from suits alleging a breach of the duty of care by a director. We believe this provision will assist us in maintaining and securing the services of directors who are not employees of NetCreations. As a result of the inclusion of such a provision, shareholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders for any particular case, shareholders may not have any effective remedy against the challenged conduct This provision does not affect the directors, responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws.

    The certificate of incorporation also provides that directors and officers shall be indemnified against liabilities arising from their service as directors or officers to the fullest extent permitted by law, which generally requires that the individual have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to NetCreations' best interests. No indemnification may be made to or on behalf of any directors or officers if a judgment or other final adjudication adverse to him or her established that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

    New York law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under our bylaws, any agreement, a vote of shareholders or otherwise.

    We have also entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our bylaws. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether New York law would permit indemnification. We have applied for liability insurance for our officers and directors.

    At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the certificate of incorporation. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is             .

                        SHARES ELIGIBLE FOR FUTURE SALE

    When the offering is completed, NetCreations will have a total of
shares of common stock outstanding. The       shares offered by this prospectus
will be freely tradable unless they are purchased by "affiliates" of NetCreations, as defined in Rule 144 under the Securities Act of 1933. The
remaining       shares are "restricted," which means they were originally sold in offerings that were not subject to a registration statement filed with the Securities and Exchange Commission. These restricted shares may be resold only through registration under the Securities Act of 1933 or under an available exemption from registration, such as provided through Rule 144. Under Rule 144,
      of the restricted shares may be sold in       and the remainder may be
sold in       .

    In addition,       shares are issuable upon exercise of options. If any
options are exercised, the shares issued upon exercise will also be restricted, but may be sold under Rule 144 after the shares have been held for one year. Sales under Rule 144 may be subject to volume limitations and other conditions.

    The holders of       shares of common stock have agreed to a 180-day
"lock-up" with respect to these shares. This generally means that they cannot sell these shares during the 180 days following the date of this prospectus. After the 180-day lock-up period, these shares may be sold in accordance with Rule 144.

                                  UNDERWRITING

    Subject to the terms and conditions of an underwriting agreement, the underwriters named below, acting through their representative Friedman, Billings, Ramsey & Co., Inc., have agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of common stock shown opposite their names below. Other than the shares covered by the over-allotment option, the underwriters are obligated to purchase and accept delivery of all the shares of common stock if any are purchased.

UNDERWRITER                                                                  NUMBER OF SHARES
---------------------------------------------------------------------------  -----------------
Friedman, Billings, Ramsey & Co., Inc......................................

                                                                                   -------
        Total..............................................................
                                                                                   -------
                                                                                   -------

    The underwriters propose initially to offer the shares of common stock in part directly to the public at the initial public offering price shown on the cover page of this prospectus and in part to dealers, including the
underwriters, at this price less a discount not in excess of $      per share.
The underwriters may allow, and such dealers may re-allow other dealers, a
discount not in excess of $      per share.

    The following table shows the underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

EXERCISE                                                                    NO EXERCISE     FULL
-------------------------------------------------------------------------  -------------  ---------
Per share................................................................    $            $
Total....................................................................    $            $

    Other expenses of this offering, including the registration fees and the fees and expenses of the financial printer, counsel and accountants, that are to
be paid by us, are expected to be approximately $      .

    OVER-ALLOTMENT. The underwriters have an option, exercisable within 30 days after the date of this prospectus, to purchase up to an aggregate of additional shares of common stock at the public offering price less the underwriting discounts and commissions. The underwriters may exercise this option solely to cover over-allotments, if any, made in this offering. If the underwriters exercise this option, each underwriter will purchase shares in approximately the same proportion as indicated in the table above.

    INDEMNITY. We have agreed to indemnify the underwriters against some types of liabilities, including liabilities under the Securities Act. We have also agreed to contribute to payments that the underwriters may be required to make in respect of any of those liabilities.

    FUTURE SALES. NetCreations, its executive officers, directors and our existing stockholders, have agreed not to offer, pledge, sell, hedge or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of 180 days from the date of this prospectus. Transfers or dispositions can be made sooner with the prior written consent of Friedman, Billings, Ramsey & Co., Inc. Such consent may be given at any time without public notice. During such 180-day period, we have agreed not to file any registration statement with respect to any shares of our common stock.

    OFFERS IN OTHER JURISDICTIONS. Neither we nor the underwriters have taken any action that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction other than the United States where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements related to the offer and sale of these shares of common stock be distributed or published, in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock offered hereby in any jurisdiction in which such an offer or solicitation is unlawful.

    DISCRETIONARY ACCOUNT SALES. Friedman, Billings Ramsey & Co., Inc. has advised us that the underwriters do not expect discretionary sales by the underwriters to exceed five percent of the shares offered by this prospectus.

    INTERNET DISTRIBUTION. An electronic prospectus is available on the Web site maintained by fbr.com, a selected dealer and an affiliate of Friedman, Billings, Ramsey & Co., Inc. The underwriters have agreed to allocate a limited number of shares to fbr.com for sale to its online brokerage account holders. Other than the prospectus in electronic format, the information on this Web site relating to this offering is not a part of this prospectus and has not been approved and/or endorsed by us or any underwriter, and should not be relied upon by prospective investors.

    STABILIZATION. In connection with this offering, the underwriters may engage in transactions on the Nasdaq National Market or the over-the-counter market or otherwise that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may overallot this offering, creating a syndicate short position. In addition, the underwriters may bid for and purchase shares of common stock. In addition, Friedman, Billings Ramsey & Co., Inc., on behalf of the underwriters, may reclaim selling concessions allowed to an underwriter or dealer. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may discontinue any of these activities at any time.

    NO PRIOR PUBLIC MARKET. Prior to this offering, there has been no public market for our common stock. As a result, the initial public offering price for the common stock will be determined by negotiations between us and the underwriters. Among the factors to be considered in determining the public offering price will be:

    - prevailing market conditions;

    - our results of operations in recent periods;

    - the present stage of our development;

    - the market capitalizations and development stages of other companies that we and the underwriters believe to be comparable to us; and

    - estimates of our growth potential.

    DIRECTED SHARE PROGRAM.  At our request, the underwriters have reserved up
to             shares of common stock to be issued by us and offered for sale by this prospectus, at the initial public offering price, to directors, officers, employees, business associates and related persons of NetCreations, Inc. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered hereby will be passed upon for us by Greenberg Traurig, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Fulbright & Jaworski L.L.P., New York, New York.

                                    EXPERTS

    The financial statements as of December 31, 1997 and December 31, 1998 and for each of the three years in the period ended December 31, 1998 included in this prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed a registration statement on Form S-1 with the Securities and Exchange Commission in connection with this offering. In addition, upon completion of the offering, NetCreations will be required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the registration statement and any other documents filed by NetCreations at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. NetCreations' Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission's Internet site at www.sec.gov.

    This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of NetCreations, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

    After the offering, NetCreations expects to provide annual reports to its stockholders containing audited financial statements and with quarterly reports for the just three quarters of each year containing unaudited interim financial information.

                                    INDEX TO
                              FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
Report of Independent Certified Public Accountants.........................................................         F-2

Financial Statements:
  Balance Sheets...........................................................................................         F-3
  Statements of Operations.................................................................................         F-4
  Statement of Stockholders' Equity........................................................................         F-5
  Statements of Cash Flows.................................................................................         F-6
  Notes to Financial Statements............................................................................         F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders of
  NETCREATIONS, INC.

    We have audited the accompanying balance sheets of NetCreations, Inc. as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NetCreations, Inc. as of December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

GRANT THORNTON LLP

New York, New York
June 25, 1999

                               NETCREATIONS, INC.

                                 BALANCE SHEETS

                                                                  DECEMBER 31,      JUNE 30,
                                                              --------------------    1999
                           ASSETS                               1997       1998     (UNAUDITED)
                                                              ---------  ---------  ---------
Current assets
  Cash......................................................  $  54,002  $  96,885  $ 521,086
  Accounts receivable.......................................    120,739    673,706  1,576,116
  Prepaid income taxes......................................      6,317         --         --
  Other current assets......................................         --      6,022      7,055
                                                              ---------  ---------  ---------
      Total current assets..................................    181,058    776,613  2,104,257

Equipment (net of accumulated depreciation and
  amortization).............................................     51,960    155,740    338,393
Deferred offering costs.....................................         --         --    112,663
Other assets................................................        471     11,451     30,852
                                                              ---------  ---------  ---------
      Total assets..........................................  $ 233,489  $ 943,804  $2,586,165
                                                              ---------  ---------  ---------
                                                              ---------  ---------  ---------
            LIABILITIES AND STOCKHOLDERS' EQUITY
Borrowings on credit line...................................  $      --  $      --  $  25,000
Accounts payable and accrued expenses.......................     11,158     24,663    234,281
Commissions payable.........................................     32,902    293,000  1,026,495
Accrued pension.............................................     60,000     60,000     33,125
Current portion of capital lease obligations................         --     14,331     68,419
Income taxes payable........................................         --     12,138    145,487
Deferred taxes..............................................      8,300     32,500     31,500
                                                              ---------  ---------  ---------
      Total current liabilities.............................    112,360    436,632  1,564,307

Capital lease obligations...................................         --     30,180    101,291
                                                              ---------  ---------  ---------
      Total liabilities.....................................    112,360    466,812  1,665,598

Common stock, $.01 par value; 2,000 shares authorized, 100
  issued and outstanding....................................          1          1          1
Additional paid-in capital..................................        999        999        999
Retained earnings...........................................    120,129    475,992    919,567
                                                              ---------  ---------  ---------
      Total stockholders' equity............................    121,129    476,992    920,567
                                                              ---------  ---------  ---------
      Total liabilities and stockholders' equity............  $ 233,489  $ 943,804  $2,586,165
                                                              ---------  ---------  ---------
                                                              ---------  ---------  ---------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                               NETCREATIONS, INC.

                            STATEMENTS OF OPERATIONS

                                                                                            SIX MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                   JUNE 30,
                                               --------------------------------------  --------------------------
                                                  1996         1997          1998          1998          1999
                                               ----------  ------------  ------------  ------------  ------------

                                                                                              (UNAUDITED)
Net revenues.................................  $  476,190  $  1,100,781  $  3,446,539  $  1,186,198  $  5,272,594
Cost of revenues.............................      43,090       173,124     1,509,776       422,493     2,577,967
                                               ----------  ------------  ------------  ------------  ------------
      Gross profit...........................     433,100       927,657     1,936,763       763,705     2,694,627

Operating expenses
  Selling and marketing......................     195,451       289,904       492,004       202,292       601,960
  Technology, support and development........     177,923       193,554       373,746       137,930       191,805
  General and administrative.................      60,734       151,307       369,508       153,861       372,504
  Depreciation and amortization..............         554         9,515        23,414         9,483        45,151
                                               ----------  ------------  ------------  ------------  ------------
      Total operating expenses...............     434,662       644,280     1,258,672       503,566     1,211,420
                                               ----------  ------------  ------------  ------------  ------------
      Income (loss) before income tax
        provision............................      (1,562)      283,377       678,091       260,139     1,483,207

Income tax provision.........................       7,434        23,028        72,228        27,700       158,000
                                               ----------  ------------  ------------  ------------  ------------
      NET INCOME (LOSS)......................  $   (8,996) $    260,349  $    605,863  $    232,439  $  1,325,207
                                               ----------  ------------  ------------  ------------  ------------
                                               ----------  ------------  ------------  ------------  ------------
Basic and diluted net income (loss) per
  common share...............................  $   (89.96) $   2,603.49  $   6,058.63  $   2,324.39  $  13,252.07
                                               ----------  ------------  ------------  ------------  ------------
                                               ----------  ------------  ------------  ------------  ------------
Weighted-average common shares
  out-standing used for basic and diluted net
  income (loss) per share....................         100           100           100           100           100
                                               ----------  ------------  ------------  ------------  ------------
                                               ----------  ------------  ------------  ------------  ------------

Pro forma data (unaudited)
  Historical income (loss) before income tax
    provision................................      (1,562)      283,377       678,091       260,139     1,483,207
  Pro forma income tax provision (benefit)...      (1,000)      129,000       316,000       120,000       677,000
                                               ----------  ------------  ------------  ------------  ------------
Pro forma net income (loss)..................  $     (562) $    154,377  $    362,091  $    140,139  $    806,207
                                               ----------  ------------  ------------  ------------  ------------
                                               ----------  ------------  ------------  ------------  ------------

Pro forma basic and diluted net income (loss)
  per common share...........................  $    (5.62) $   1,543.77  $   3,620.91  $   1,401.39  $   8,062.07
                                               ----------  ------------  ------------  ------------  ------------
                                               ----------  ------------  ------------  ------------  ------------

Pro forma weighted-average common shares
  outstanding used for basic and diluted net
  income (loss) per share....................         100           100           100           100           100
                                               ----------  ------------  ------------  ------------  ------------
                                               ----------  ------------  ------------  ------------  ------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                               NETCREATIONS, INC.

                       STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                      ADDITIONAL
                                                                        COMMON          PAID-IN      RETAINED
                                                                         STOCK          CAPITAL      EARNINGS     TOTAL
                                                                    ---------------  -------------  ----------  ----------
Balance at January 1, 1996........................................             1       $     999    $    2,537  $    3,537
Net loss..........................................................                                      (8,996)     (8,996)
                                                                               -
                                                                                           -----    ----------  ----------
Balance at December 31, 1996......................................             1             999        (6,459)     (5,459)

Net income........................................................                                     260,349     260,349
S corporation distributions to shareholders.......................                                    (133,761)   (133,761)
                                                                               -
                                                                                           -----    ----------  ----------
Balance at December 31, 1997......................................             1             999       120,129     121,129

Net income........................................................                                     605,863     605,863
S corporation distributions to shareholders.......................                                    (250,000)   (250,000)
                                                                               -
                                                                                           -----    ----------  ----------
Balance at December 31, 1998......................................             1             999       475,992     476,992

Net income (unaudited)............................................                                   1,325,207   1,325,207
S corporation distributions to shareholders (unaudited)...........                                    (881,632)   (881,632)
                                                                               -
                                                                                           -----    ----------  ----------
Balance at June 30, 1999 (unaudited)..............................             1       $     999    $  919,567  $  920,567
                                                                               -
                                                                               -
                                                                                           -----    ----------  ----------
                                                                                           -----    ----------  ----------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                               NETCREATIONS, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                             SIX MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,                JUNE 30,
                                                     ----------------------------------  ------------------------
                                                        1996        1997        1998        1998         1999
                                                     ----------  ----------  ----------  ----------  ------------

                                                                                               (UNAUDITED)
Cash flows from operating activities
  Net income (loss)................................  $   (8,996) $  260,349  $  605,863  $  232,439  $  1,325,207
  Adjustments to reconcile net income (loss) to net
    cash provided by operating activities
      Depreciation and amortization................         554       9,515      23,414       9,483        45,151
      Provision for bad debt.......................          --          --       3,613          --            --
      Deferred taxes...............................      (2,220)     10,520      24,200          --        (1,000)
      Changes in assets and liabilities
        Accounts receivable........................     (13,037)   (107,702)   (556,580)   (132,642)     (902,410)
        Prepaid income taxes.......................          --      (6,317)      6,317          --            --
        Other current assets.......................          --          --      (6,022)         --        (1,033)
        Other assets...............................        (614)        143     (10,980)    (11,000)      (22,825)
        Accounts payable and accrued expenses......      19,665      (8,507)     13,505      25,782       156,614
        Commissions payable........................      14,019      18,883     260,098      99,880       733,495
        Accrued pension............................      30,000      30,000                 (30,000)      (26,875)
        Income taxes payable.......................       1,147      (1,147)     12,138      20,299       133,349
                                                     ----------  ----------  ----------  ----------  ------------
          Net cash provided by operating
            activities.............................      40,518     205,737     375,566     214,241     1,439,673
                                                     ----------  ----------  ----------  ----------  ------------
Cash flows from investing activities
  Capital expenditures.............................     (11,074)    (50,955)    (79,422)    (56,963)      (76,918)
                                                     ----------  ----------  ----------  ----------  ------------
          Net cash used in investing activities....     (11,074)    (50,955)    (79,422)    (56,963)      (76,918)
                                                     ----------  ----------  ----------  ----------  ------------
Cash flows from financing activities
  Distributions to shareholders....................          --    (133,761)   (250,000)    (70,000)     (881,632)
  Borrowings under line of credit..................          --          --     284,240          --        25,000
  Payments on line of credit.......................          --          --    (284,240)         --            --
  Payments of offering costs.......................          --          --          --          --       (59,662)
  Payments on capital lease obligation.............          --          --      (3,261)         --       (22,260)
                                                     ----------  ----------  ----------  ----------  ------------
          Net cash used in financing activities....                (133,761)   (253,261)    (70,000)     (938,554)
                                                     ----------  ----------  ----------  ----------  ------------
          NET INCREASE IN CASH.....................      29,444      21,021      42,883      87,278       424,201
Cash at beginning of year..........................       3,537      32,981      54,002      54,002        96,885
                                                     ----------  ----------  ----------  ----------  ------------
Cash at end of year................................  $   32,981  $   54,002  $   96,885  $  141,280  $    521,086
                                                     ----------  ----------  ----------  ----------  ------------
                                                     ----------  ----------  ----------  ----------  ------------
Supplemental disclosures of cash flow information:
    Cash paid during the period for Income taxes...  $    8,500  $   18,825  $   28,825  $    7,000  $     25,141
                                                     ----------  ----------  ----------  ----------  ------------
                                                     ----------  ----------  ----------  ----------  ------------
Noncash financing activities:

Capital lease obligations of $47,772 and $150,886 during the year ended December 31, 1998 and the six months ended June 30, 1999, respectively, were incurred when the Company entered into leases for new equipment.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                               NETCREATIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1998

NOTE A--NATURE OF OPERATIONS

    NetCreations, Inc. (the "Company") was incorporated and commenced operations in 1995. NetCreations, Inc. is a provider of opt-in email marketing services on the Internet. NetCreations' PostMaster Direct Response service manages an extensive database of unique email addresses gathered from leading Web sites. These lists are available for rental, including list rental, email delivery, and merge/purge. The Company also maintains a Web site at www.postmasterdirect.com as a vehicle for its services and another Web site that contains its corporate information at www.netcreations.com.

    The Company's primary revenue source is the rental and management of opt-in email lists.

NOTE B--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. REVENUE RECOGNITION

    The Company recognizes revenue when email messages are transmitted to selected addresses, net of volume discounts and broker discounts.

2. EQUIPMENT

    Equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally ranging from three to five years. Amortization of assets under capital leases is computed using the straight-line method over the lesser of the lease term or the estimated useful lives of the assets, generally three to five years.

3. INCOME TAXES

    Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

4. USE OF ESTIMATES

    The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

5. ADVERTISING

    Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 1996, 1997 and 1998 amounted to $10,000, $74,000 and $128,000, respectively.

                               NETCREATIONS, INC.

                           DECEMBER 31, 1997 AND 1998

NOTE B--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
6. COST OF REVENUES

    Cost of revenues consists primarily of commissions paid to list owners.

7. INTERIM FINANCIAL STATEMENTS (UNAUDITED)

    Information in the accompanying financial statements for the six months ended June 30, 1998 and 1999 is unaudited.

    The condensed financial statements as of June 30, 1999 and for the six months then ended have been prepared in accordance with generally accepted accounting principles applicable to interim financial information and the rules and regulations promulgated by the Securities and Exchange Commission. Accordingly, such condensed financial statements do not include all of the information and footnote disclosures required by generally accepted accounting principles.

    In the opinion of the Company's management, the June 30, 1998 and 1999 unaudited condensed interim financial statements include all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of such financial statements. The results of operations for the six months ended June 30, 1999 are not necessarily indicative of the results to be expected for the entire year.

8. NET INCOME (LOSS) PER SHARE:

    The Company has adopted Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share," which requires public companies to present basic net income per share, and, if applicable, diluted net income (loss) per share. Basic and diluted net income (loss) per share is included, in accordance with SFAS No. 128, for all periods presented. Basic net income (loss) per share is computed by dividing the net income (loss) per share for the period by the weighted-average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted-average number of common shares adjusted for the dilutive effect of any potential shares issuable outstanding during the period. The Company did not have any potential common shares outstanding during the periods presented in these financial statements.

    Reference is made to Note G.

9. OTHER COMPREHENSIVE INCOME

    Effective January 1, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 130 ("SFAS No. 130"), "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Other comprehensive income, as defined, includes all changes in equity during a period from non-owner sources. To date, the Company has not had any transactions that are required to be reported as other comprehensive income.

10. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 131 ("SFAS No. 131"), "Disclosures About Segments of an Enterprise and

                               NETCREATIONS, INC.

                           DECEMBER 31, 1997 AND 1998

NOTE B--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Related Information." SFAS No. 131 establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The disclosures prescribed in SFAS No. 131 are effective for the year ended December 31, 1998. The Company has determined that it operates as one business segment, a provider of internet marketing services.

    In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities," which defines derivatives, requires that all derivatives be carried at fair value, and provides for hedge accounting when certain conditions are met. SFAS No. 133 is effective for the Company in 2002. Although the Company has not fully assessed the implications of SFAS No. 133, the Company does not believe that the adoption of this statement will have a material impact on the Company's financial position or results of operations.

11. TECHNOLOGY, SUPPORT AND DEVELOPMENT EXPENSES

    Technology, support and development costs, which consist principally of salaries, including that of the Company's Chief Technology Officer, are expensed as incurred.

NOTE C--EQUIPMENT

    Equipment consists of the following:

                                                                           1997        1998
                                                                         ---------  ----------
Computer equipment.....................................................  $  62,029  $  177,342
Office equipment.......................................................         --      11,881
                                                                         ---------  ----------
                                                                            62,029     189,223
Less accumulated depreciation..........................................    (10,069)    (33,483)
                                                                         ---------  ----------
                                                                         $  51,960  $  155,740
                                                                         ---------  ----------
                                                                         ---------  ----------

    Assets under capital lease at December 31, 1998 were $47,772 and related accumulated amortization was $4,060 at December 31, 1998.

NOTE D--INCOME TAXES

    The Company is an S corporation for Federal and state income tax purposes. Accordingly, no provision has been made for Federal and certain state income taxes in the accompanying financial statements, since the income of the Company is included in the personal income tax returns of the stockholders. The Company is, however, responsible for taxes in jurisdictions which do not recognize S corporation status (e.g., New York City.) Provision is made for income taxes relating to these jurisdictions. In addition, the Company files its tax returns on the cash basis of accounting.

    The S corporation status will terminate immediately upon the effective date of the Initial Public Offering (see Note I-3). The Company will convert to a C corporation and will be subject to Federal and all applicable state income taxes, prospectively. Any income tax adjustment required as a result of the conversion will be reflected in the period in which it becomes effective. The effect, as of

                               NETCREATIONS, INC.

                           DECEMBER 31, 1997 AND 1998

NOTE D--INCOME TAXES (CONTINUED)
December 31, 1998 would have been to increase deferred tax liabilities at December 31, 1998 by approximately $105,000, and reduce net income by the same amount (see Note G).

    The components of income tax expense are as follows at December 31:

                                                                                      1996       1997       1998
                                                                                    ---------  ---------  ---------
Current--state and local..........................................................  $   9,654  $  12,508  $  48,028
Deferred--state and local.........................................................     (2,220)    10,520     24,200
                                                                                    ---------  ---------  ---------
                                                                                    $   7,434  $  23,028  $  72,228
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

    The differences between income tax expense shown in the statements of operations and the computed income tax expense based on the Federal statutory corporate rate are as follows:

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                  ---------------------------------
                                                                                    1996        1997        1998
                                                                                  ---------  ----------  ----------
Computed income tax expense (benefit) based on the Federal statutory rate of
  34%...........................................................................  $      --  $   96,000  $  231,000
State and local income taxes, net of Federal benefit............................      7,434      33,000      80,000
Effect of S corporation.........................................................         --    (105,972)   (238,772)
                                                                                  ---------  ----------  ----------
                                                                                  $   7,434  $   23,028  $   72,228
                                                                                  ---------  ----------  ----------
                                                                                  ---------  ----------  ----------

    The significant components of the net deferred tax liability are as follows:

                                                                                                  DECEMBER 31,
                                                                                              --------------------
                                                                                                1997       1998
                                                                                              ---------  ---------
Deferred tax liabilities--current
  Accounts receivable and prepaid expenses..................................................  $  13,000  $  73,100
Deferred tax assets--current
  Accounts payable and accrued expenses.....................................................     (4,700)   (40,600)
                                                                                              ---------  ---------
      Net deferred tax liability............................................................  $   8,300  $  32,500
                                                                                              ---------  ---------
                                                                                              ---------  ---------

                               NETCREATIONS, INC.

                           DECEMBER 31, 1997 AND 1998

NOTE E--LINE OF CREDIT

    The Company had an unused line of credit in the amount of $175,000 at December 31, 1998.

NOTE F--COMMITMENTS AND CONTINGENCIES

A. CAPITAL LEASE OBLIGATIONS

    The annual maturities of capital lease obligations are as follows:

                                                                        YEAR ENDING DECEMBER
                                                                                 31,
                                                                       -----------------------
1999.................................................................         $  19,856
2000.................................................................            19,856
2001.................................................................            14,793
                                                                                -------
                                                                                 54,505
Less amount representing interest....................................            (9,994)
                                                                                -------
Present value of net minimum lease payments including current portion
  of $14,331.........................................................         $  44,511
                                                                                -------
                                                                                -------

B. OPERATING LEASE COMMITMENTS

    The Company leases office space under the terms of operating leases that expire in 2003. Future minimum payments under noncancellable operating leases consisted of the following at December 31, 1998:

1999...................................................       $ 115,000
2000...................................................         124,000
2001...................................................         124,000
2002...................................................         124,000
2003...................................................          10,000
                                                               --------
                                                              $ 497,000
                                                               --------
                                                               --------

    The Company paid $49,600 in rent expense for the year ended December 31, 1998. No rent expense was incurred for the years ended December 31, 1996 and 1997, since the stockholders provided minimum facilities in those years.

C. DEFINED CONTRIBUTION PLAN

    In 1996 and 1997, the Company had a money purchase pension and profit sharing plan for its officers/shareholders. Upon termination, the Company established a defined contribution plan in 1998 for eligible employees under
Section 401(k) of the Internal Revenue Code. Employees must complete one year of service to be eligible to participate in the 401(k) plan. In 1996, 1997 and 1998, the Company incurred contribution expenses of $30,000, $60,000 and $60,000, respectively, relating to these plans.

                               NETCREATIONS, INC.

                           DECEMBER 31, 1997 AND 1998

NOTE G--PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

    As disclosed in Note A, the Company has elected to be taxed as an S corporation pursuant to the Internal Revenue Code. Pro forma adjustments in the statements of operations for each of the three years in the period ended December 31, 1998 and for the six months ended June 30, 1998 and 1999, reflect a pro forma provision for income taxes based upon pre-tax income as if the Company had been subject to all applicable Federal, state and local income taxes. As disclosed in Note D, the Company is a cash basis taxpayer. Accordingly, the pro forma tax provision is calculated assuming that taxes are reported on a cash basis.

    The pro forma provision for income taxes, after giving effect to the Federal statutory rate of 34% and an applicable state and local tax provision consists of the following:

                                                       YEAR ENDED DECEMBER 31,         SIX MONTHS ENDED JUNE 30,
                                                  ----------------------------------  ---------------------------
                                                     1996        1997        1998        1998           1999
                                                  ----------  ----------  ----------  -----------  --------------
Current
  Federal.......................................  $    5,000  $   52,000  $  115,000   $  44,000     $  421,000
  State and local...............................       4,000      33,000      71,000      27,000        261,000
                                                  ----------  ----------  ----------  -----------  --------------
    Total current...............................       9,000      85,000     186,000      71,000        682,000
                                                  ----------  ----------  ----------  -----------  --------------
Deferred
  Federal.......................................      (6,000)     27,000      80,000      30,000         (4,000)
  State and local...............................      (4,000)     17,000      50,000      19,000         (1,000)
                                                  ----------  ----------  ----------  -----------  --------------
    Total deferred..............................     (10,000)     44,000     130,000      49,000         (5,000)
                                                  ----------  ----------  ----------  -----------  --------------
Total...........................................  $   (1,000) $  129,000  $  316,000   $ 120,000     $  677,000
                                                  ----------  ----------  ----------  -----------  --------------
                                                  ----------  ----------  ----------  -----------  --------------

    The differences between pro forma tax expense (benefit) shown in the statements of operations and the pro forma computed income tax expense based on the Federal statutory corporate rate are as follows:

                                                                                           SIX MONTHS ENDED JUNE
                                                            YEAR ENDED DECEMBER 31,                 30,
                                                       ---------------------------------  -----------------------
                                                         1996        1997        1998        1998         1999
                                                       ---------  ----------  ----------  -----------  ----------
Computed income taxes based on Federal statutory rate
  of 34%.............................................  $      --  $   96,000  $  231,000  $    88,000  $  504,000
State and local income taxes, net of Federal
  benefit............................................     (1,000)     33,000      85,000       32,000     173,000
Other................................................         --          --                       --
                                                       ---------  ----------  ----------  -----------  ----------
                                                       $  (1,000) $  129,000  $  316,000  $   120,000  $  677,000
                                                       ---------  ----------  ----------  -----------  ----------
                                                       ---------  ----------  ----------  -----------  ----------

                               NETCREATIONS, INC.

                           DECEMBER 31, 1997 AND 1998

NOTE G--PRO FORMA FINANCIAL INFORMATION (UNAUDITED) (CONTINUED)
    The significant components of the pro forma net deferred tax liability, assuming a 34% Federal statutory rate and applicable state and local tax provision are as follows:

                                                                                     DECEMBER 31,
                                                                                 ---------------------   JUNE 30,
                                                                                   1997        1998        1999
                                                                                 ---------  ----------  ----------
Deferred tax liability--current
  Accounts receivable and prepaid expenses.....................................  $  55,000  $  309,000  $  720,000
Deferred tax asset--current
  Accounts payable and accrued expenses........................................    (20,000)   (172,000)   (588,000)
                                                                                 ---------  ----------  ----------
        Net deferred tax liability.............................................  $  35,000  $  137,000  $  132,000
                                                                                 ---------  ----------  ----------
                                                                                 ---------  ----------  ----------

NOTE H--CONCENTRATIONS

    Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables. The Company places its cash investments with high quality financial institutions and does not maintain balances that exceed FDIC-insured limits. Concentrations of credit risk with respect to trade receivables are limited due to the Company's large number of customers and their dispersion across many different industries and countries worldwide. The Company had no significant concentrations of credit risk. No single customer represented more than 10% of the Company's revenues during the years ended December 31, 1996, 1997 and 1998.

    For the six months ended June 30, 1999 one reseller accounted for approximately 18% of net revenues. In addition, net revenues derived from this reseller as a list owner represented 1.6% of the Company's net revenues for the six months ended June 30, 1999. For the year ended December 31, 1998, this reseller accounted for approximately 7% of net revenues as a reseller and 3.3% of net revenues as a list owner. The Company has subsequently terminated its agreement with this reseller.

NOTE I--SUBSEQUENT EVENTS (UNAUDITED)

1. FINANCING

    On June 3, 1999, the Company increased its line of credit to $500,000, of which $25,000 is outstanding as of June 30, 1999.

    Through June 30, 1999, the Company acquired equipment and obtained additional equipment financing approximating $150,000.

2. STOCK OPTION PLAN

    The Company adopted its 1999 Stock Option Plan (the "Plan") in July 1999. The Plan provides for the granting of options to directors, officers, employees and consultants. The Plan provides for the granting of options intended to qualify as incentive stock options under the Internal Revenue Code and non-qualified options. The Plan will terminate in July 2009 unless terminated earlier.

                               NETCREATIONS, INC.

                           DECEMBER 31, 1997 AND 1998

NOTE I--SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED)
3. INITIAL PUBLIC OFFERING AND DEFERRED OFFERING COSTS

    The Company intends to offer shares of its common stock to the general public through an initial public offering (the "Offering").

    In connection with this planned offering, the company has deferred offering costs as of June 30, 1999. These costs will be reflected as a reduction of the proceeds of the offering. In the event the offering is not consummated, these costs will be charged to operations.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The expenses to be paid by the Registrant are as follows. All amounts other than the SEC registration fee, the NASD filing fees and the Nasdaq National Market listing fee are estimates.

                                                                                AMOUNT TO BE
                                                                                    PAID
                                                                               ---------------
SEC registration fee.........................................................  $     15,985.00
NASD filing fee..............................................................  $      6,250.00
Nasdaq National Market listing fee...........................................                *
Legal fees and expenses......................................................                *
Accounting fees and expenses.................................................                *
Printing and engraving.......................................................                *
Blue sky fees and expenses (including legal fees)............................                *
Transfer agent fees..........................................................                *
Miscellaneous................................................................                *
  Total......................................................................  $  1,500,000.00
                                                                               ---------------
                                                                               ---------------

*   To be supplied by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The New York Business Corporation Law ("BCL") provides that if a derivative action is brought against a director or officer of a corporation, the corporation may indemnify him or her against amounts paid in settlement and reasonable expenses, including attorneys' fees incurred by him or her, in connection with the defense or settlement of such action, if such director or officer acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the corporation, except that no indemnification shall be made without court approval in respect of a threatened action, or a pending action settled or otherwise disposed of, or in respect of any matter as to which such director or officer has been found liable to the corporation. In a nonderivative action or threatened action, the BCL provides that a corporation may indemnify a director or officer against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees incurred by him or her in defending such action, if such director or officer acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the corporation.

    Under the BCL, a director or officer who is successful, either in a derivative or nonderivative action, is entitled to indemnification as outlined above. Under any other circumstances, such director or officer may be indemnified only if certain conditions specified in the BCL are met. The indemnification provisions of the BCL are not exclusive of any other rights to which a director or officer seeking indemnification may be entitled pursuant to the provisions of the certificate of incorporation or the bylaws of a corporation or, when authorized by such certificate of incorporation or bylaws, pursuant to a shareholders' resolution, a directors' resolution or an agreement providing for such indemnification.

    The above is a general summary of certain provisions of the BCL and is subject, in all cases, to the specific and detailed provisions of Sections 721-725 of the BCL.

    Article VII, Section 1 of our bylaws contains provisions requiring indemnification by NetCreations of our directors and officers against certain liabilities and expenses which they may incur as directors and officers of NetCreations or of certain other entities in accordance with Sections 722-723 of the BCL.

    Section 726 of the BCL also contains provisions authorizing a corporation to obtain insurance on behalf of any director and officer against liabilities, whether or not the corporation would have the power to indemnify against such liabilities. We maintain insurance coverage under which our directors and officers are insured, subject to the limits of the policy, against certain losses, as defined in the policy, arising from claims made against such directors and officers by reason of any wrongful acts as defined in the policy, in their respective capacities as directors or officers.

    Reference is also made to Section   of the Underwriting Agreement, which
provides for the indemnification of officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provision in the Registrant's certificate of incorporation, bylaws and the indemnification agreements entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant's directors and executive officers for liabilities arising under the Securities Act of 1933.

    The Registrant has obtained liability and errors and omissions insurance for its officers and directors.

    Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere in this prospectus:

DOCUMENT                                                                                            EXHIBIT NUMBER
-------------------------------------------------------------------------------------------------  -----------------
Underwriting Agreement...........................................................................            1.1
Form of Amended and Restated Certificate of Incorporation of Registrant..........................            3.2
Form of Restated Bylaws of Registrant............................................................            3.4
Form of Indemnification Agreement................................................................           10.4

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

(1) On February 1, 1996, the Registrant issued a total of 100 shares of common stock to the Registrant's founders for an aggregate consideration of $1,000.

    The above securities were offered and sold by the Registrant in reliance upon exemptions from registration pursuant to either (1) Section 4(2) of the Securities Act of 1933 as transactions not involving any public offering, or (2) Rule 701 promulgated under the Securities Act of 1933. No underwriters were involved in connection with the sales of securities referred to in this Item 15.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits.

    NUMBER                                                 DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------
      1.1*   Form of Underwriting Agreement.
       3.1   Certificate of Incorporation.
      3.2*   Form of Amended and Restated Certificate of Incorporation to be in effect upon the closing of this offering.
       3.3   Bylaws.
      3.4*   Form of Restated Bylaws to be in effect upon the closing of this offering.
      4.1*   Specimen common stock certificate.
      5.1*   Opinion of Greenberg Traurig.
     10.1*   Employment Agreements.
     10.2*   Consulting Agreements.
     10.3*   Stock Option Plan.
     10.4*   Form of Indemnification Agreement.
     10.5*   Material Contracts.
      23.1   Consent of Independent Certified Public Accountants.
     23.2*   Consent of Greenberg Traurig (included in Exhibit 5.1).
      24.1   Powers of Attorney (See Signature Page on Page II-5).
      27.1   Financial Data Schedule.
      27.2   Financial Data Schedule.

    (b) Financial Statement Schedules.

    All financial statement schedules have been omitted because the required information is not applicable or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements or the notes thereto.

------------------------

*   To be filed by amendment

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes to provide to the Underwriter at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424 (b)(1) or
    (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in New York, New York, on this 28th day of July, 1999.

                                NETCREATIONS, INC.

                                By:           /s/ ROSALIND B. RESNICK
                                     -----------------------------------------
                                                Rosalind B. Resnick
                                       Chief Executive Officer and President

                               POWER OF ATTORNEY

    KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Rosalind B. Resnick as such person's attorneys-in-fact, with full power of substitution for such person in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments and any and all new registration statements filed pursuant to Rule 462 under the Securities Act of 1933 in connection with or related to the offering contemplated by this Registration Statement, as amended, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact or such person's substitute may do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

          SIGNATURE                      TITLE(S)                  DATE
------------------------------  --------------------------  -------------------

                                Chief Executive Officer,
   /s/ ROSALIND B. RESNICK        President, Chairman of
------------------------------    the Board of Directors,      July 28, 1999
     Rosalind B. Resnick          and Treasurer (Principal
                                  Executive Officer)

 /s/ RYAN SCOTT DRUCKENMILLER   Chief Technology Officer,
------------------------------    Vice President,              July 28, 1999
   Ryan Scott Druckenmiller       Secretary and Director

       /s/ GARY SINDLER         Chief Financial Officer
------------------------------    (Principal Financial and     July 28, 1999
         Gary Sindler             Accounting Officer)

                               INDEX TO EXHIBITS

    NUMBER                                                 DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------

      1.1*   Form of Underwriting Agreement.

       3.1   Certificate of Incorporation.

      3.2*   Form of Amended and Restated Certificate of Incorporation to be in effect upon the closing of this offering.

       3.3   Bylaws.

      3.4*   Form of Restated Bylaws to be in effect upon the closing of this offering.

      4.1*   Specimen common stock certificate.

      5.1*   Opinion of Greenberg Traurig.

     10.1*   Employment Agreements.

     10.2*   Consulting Agreements.

     10.3*   Stock Option Plan.

     10.4*   Form of Indemnification Agreement.

     10.5*   Material Contracts.

      23.1   Consent of Independent Certified Public Accountants.

     23.2*   Consent of Greenberg Traurig (included in Exhibit 5.1).

      24.1   Powers of Attorney (See Signature Page on Page II-5).

      27.1   Financial Data Schedule.

      27.2   Financial Data Schedule.

------------------------

* To be filed by amendment.